Offering Memorandum: Part II of Offering Document (Exhibit A to Form C)

Harmony Turbines Inc.
201 N 5th Avenue, Building 6
Lebanon, PA 17046
https://HarmonyTurbines.com

Up to $2,499,999.00 in Preferred Stock at $1.50
Minimum Target Amount: $15,000.00

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

In the event that we become a reporting company under the Securities Exchange Act of 1934, we intend to take advantage of the provisions that relate to "Emerging Growth Companies" under the JOBS Act of 2012, including electing to delay compliance with certain new and revised accounting standards under the Sarbanes-Oxley Act of 2002.

Company:

Company: Harmony Turbines Inc.
Address: 201 N 5th Avenue, Building 6, Lebanon, PA 17046
State of Incorporation: PA
Date Incorporated: August 11, 2020

Terms:

Equity

Offering Minimum: $15,000.00 | 10,000 shares of Preferred Stock
Offering Maximum: $2,499,999.00 | 1,666,666 shares of Preferred Stock
Type of Security Offered: Preferred Stock
Purchase Price of Security Offered: $1.50
Minimum Investment Amount (per investor): $199.50

*Maximum number of shares offered subject to adjustment for bonus shares. See Bonus info below.

<p style="text-align:center">Investment Incentives and Bonuses*</p>

Time-Based Perks

Early Bird 1: Invest $20,000+ within the first week | 12% bonus shares

Early Bird 2: Invest within the first 2 weeks | 5% bonus shares

Early Bird 3: Invest within the first 3 weeks | 3% bonus shares

Mid-Campaign Perks (Flash Perks)

Flash Perk 1: Invest $5,000+ between [day 35 - 40] and receive additional +2% bonus shares

Flash Perk 2: Invest $5,000+ between [day 60 - 65] and receive additional +2% bonus shares

Amount-Based Perks

Tier 1 Perk: Invest $1,000+ and receive 2% bonus shares

Tier 2 Perk: Invest $2,500+ and receive 4% bonus shares

Tier 3 Perk: Invest $5,000+ and receive [recognition in a youtube update video] + 6% bonus shares

Tier 4 Perk: Invest $10,000+ and receive [recognition in a youtube update video and have a tree planted in your name] + 8% bonus shares

Tier 5 Perk: Invest $20,000+ and receive [recognition in a youtube update video, have a tree planted in your name and receive a special edition laser engraved keychain] + 10% bonus shares

Tier 6 Perk: Invest $100,000+ and receive [recognition in a youtube update video, have a tree planted in your name, receive a special edition laser engraved keychain and enjoy a 30-minute zoom call with the founders] + 10% bonus shares

Loyalty Bonus

As you are a previous investor in Harmony Turbines, you are eligible for additional bonus shares. (3%)"

*Perks will be fulfilled after the close of the campaign

*In order to receive perks from an investment, one must submit a single investment in the same offering that meets the minimum perk requirement. Bonus shares from perks will not be granted if an investor submits multiple investments that, when combined, meet the perk requirement. All perks occur when the offering is completed.

Crowdfunding investments made through a self-directed IRA cannot receive non-bonus share perks due to tax laws. The Internal Revenue Service (IRS) prohibits self-dealing transactions in which the investor receives an immediate, personal financial gain on investments owned by their retirement account. As a result, an investor must refuse those non-bonus share perks because they would be receiving a benefit from their IRA account.

<p style="text-align:center">The 10% StartEngine Venture Club Bonus</p>

Harmony Turbines Inc. will offer 10% additional bonus shares for all investments that are committed by investors that are eligible for the StartEngine Venture Club. This means eligible StartEngine shareholders will receive a 10% bonus for any shares they purchase in this offering. For example, if you buy 100 shares of Preferred Stock at $1.50 / share, you will receive 110 shares of Preferred Stock, meaning you'll own 110 shares for $150.00. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share. This 10% Bonus is only valid during the investor's eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are canceled or fail. Investors will receive the highest single bonus they are eligible for among the bonuses based on the amount invested and the time of offering elapsed (if any). Eligible investors will also receive the Venture Club bonus and the Loyalty Bonus in addition to the aforementioned bonus.

The Company and its Business

Company Overview

Harmony Turbines ("The Company") was incorporated in Pennsylvania as "Harmony Turbines Inc." on August 12, 2020. The Company filed Articles of Amendment on July 9, 2021, which changed the name of the Company to "Harmony Turbines, Inc." The Company's principal business is developing small-scale wind turbine systems for use in residential, business, and recreational settings. The Company is an early-stage startup with the goal of bringing its turbine technology to market.

The Company holds two patents with the United States Patent and Trademark Office covering the proprietary vertical axis wind turbine furling systems and proprietary generator technology: (i) U.S. Patent No. 10,724,502; and (ii) U.S. Patent No. 11,149,715

Competitors and Industry

Industry

The Company intends to market its wind turbine products for use in small-scale settings, such as rural residences, boats, and recreational vehicles. According to the United States Census Bureau, there were over 22,000,000 rural housing units in 2015. As of 2020, according to Statistica.com, there were nearly 12,000,000 registered recreational boats in the Unites States alone. The RV Industry Association estimated that there were over 11,000,000 recreational vehicles in the Unites States in 2020.

Competitors

The closest competitor to Harmony Turbines right now appears to be Flower Turbines who began low-volume production of their various sizes of VAWT's. The only statistical data we found was for their small wind turbine, which appears to be 10 - 20% efficient when calculating efficiency using data extrapolated from their website. Harmony is expected to perform at least in the 30% or higher efficiency range as per historical Savonius turbines testing.

https://www.turbinesinfo.com/innovative-wind-turbines/

https://tinyurl.com/22r6jkdp

https://flowerturbines.com/product/small-wind-turbine-survival-unit/

Flower Turbines' claim to fame includes low-wind start-up ability and also their turbines' ability to be clustered together for increased efficiency. While we expect Harmony Turbines to be equally quiet and to also be able to start-up in equally low-wind speeds (we can also cluster our turbines), Harmony turbines has a few extra features that we believe no other wind turbines out there have thanks to our two uniquely patented technologies.

Harmony's design is based on the Savonius turbine. These types of turbines are well known for very good performance in low wind conditions but they are vulnerable to high wind situations. This is where our patented upgrades give us a large advantage over the competition. We've believe we've solved the problem of high wind vulnerability for Savonius turbines and in so doing, Harmony gets to enjoy the benefits of good power production in both low and high wind speeds!

All wind turbines have a maximum safe RPM they can handle before they are destroyed or run into problems. Usually storms will bring about the high winds and high RPM's. Many turbines must use a brake to slow-down and come to a full-stop during dangerous winds in an effort to protect themselves, which means they are not producing any power during those dangerous winds. In effect, the strong winds are wasted! As noted above, Harmony Turbines already has this well in hand with our patented furling system and generator, which allow our turbine to retract it's scoops as much as needed to stay in a safe RPM range while still producing FULL Power. As the dangerous winds subside Harmony returns to its fully open default state. There is no braking needed and no need to be stopped during high winds.

Current Stage and Roadmap

Current Stage

The Company is currently developing its VAWT and generator technologies, including conducting research on the performance of these technologies. The Company intends to continue conducting research and development activities until the Company can establish that these products are viable for beta testing and pre-orders. The Company will use data collected from real-world use of its technologies to determine whether the Company's products are ready for beta testing and pre-orders.

Our patented technology project has made progress. Wind tunnel testing has led to optimized scoop geometries and a completed Arduino programming algorithm for furling control, ready for beta testing. We have developed a new turbine kit with improved furling design, magnetic thrust bearings, and weatherproof stability, currently in its third iteration with active testing. Our new facility enhances our manufacturing capabilities and prototype development, providing space, equipment, and a controlled environment. Additionally, we have expanded our team and implemented succession planning, creating a new revenue stream through contract machining. Looking ahead, we plan to establish partnerships with local machine shops and Lawrence Livermore National Laboratories for future DOE research projects.

Future Roadmap

Once the VAWT and generator technologies are ready for beta testing and pre-orders, the Company will begin low-volume production of these products, including planning to partner with third-party manufacturers for production. The Company intends these aims to facilitate further research and, eventually, mass production of variations of its technologies. The Company believes that its products may be adapted for other energy-production purposes not currently contemplated.

The Company anticipates that multiple versions of its VAWT technology will eventually be produced, such as smaller and/or larger sizes, as well as variations in materials used and in capabilities to handle environmental challenges such as snow, ice, and coastal sea waters.

The Team

Officers and Directors

Name: Christopher Moore

Christopher Moore's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- Position: Chief Executive Officer & President
  Dates of Service: August, 2020 - Present
  Responsibilities: Overseeing the Company's operations and product development. Salary: $104,000

Other business experience in the past three years:

- Employer: Penn State Health
  Title: Lead Programmer Analyst/Consultant
  Dates of Service: August, 2007 - May, 2022
  Responsibilities: Multi-hospital system serving patients in Central Pennsylvania; responsibilities included programming/applications support and analyst services and systems consulting for the Infor and Kronos software systems.

Other business experience in the past three years:

- Employer: Creating Moore, LLC
  Title: Owner
  Dates of Service: February, 2017 - Present
  Responsibilities: Research and development activities along with contract parts machining for third parties; responsibilities include overall management and operations of the company and for generating leads for contract machining jobs

Name: Cheryl Moore

Cheryl Moore's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- Position: Secretary and Treasurer of the Board and Chief Operations Officer
  Dates of Service: August, 2020 - Present
  Responsibilities: Administrative tasks within the Company, including customer and investor relations, bookkeeping, working with legal counsel, insurances, human resources, payroll, benefits administration, website administration,

creating promotional and update videos and social media posts, and handling of all merchandise orders, and occasionally assisting in the shop by machining parts for the Company's research and development efforts. Salary: 72,800

Other business experience in the past three years:

- Employer: Penn State Health
Title: I.T. Systems Analyst/Consultant
Dates of Service: June, 2014 - October, 2022
Responsibilities: Multi-hospital system serving patients in Central Pennsylvania; responsibilities included providing information technology hardware and software support for the Department of Radiology and fulfilled requests for data and analytics throughout the department.

Other business experience in the past three years:

- Employer: Somehow Healthy, LLC
Title: Owner
Dates of Service: January, 2019 - May, 2021
Responsibilities: Truck-based food service specializing in whole-food smoothies and snacks; responsibilities included overseeing the operations of a food truck, including inventing recipes, providing scheduled food services, managing food truck team, and handling all administrative aspects such as payroll, accounting, taxes, human resources, safety, and social media.

Risk Factors

The SEC requires the company to identify risks that are specific to its business and its financial condition. The company is still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently more risky than more developed companies. You should consider general risks as well as specific risks when deciding whether to invest.

These are the risks that relate to the Company:

Uncertain Risk
An investment in the Company (also referred to as "we", "us", "our", or the "Company") involves a high degree of risk and should only be considered by those who can afford the loss of their entire investment. Furthermore, the purchase of any securities should only be undertaken by persons whose financial resources are sufficient to enable them to indefinitely retain an illiquid investment. Each investor in the Company should research thoroughly any offering before making an investment decision and consider all of the information provided regarding the Company as well as the following risk factors, in addition to the other information in the Company's Form C. The following risk factors are not intended, and shall not be deemed to be, a complete description of the commercial, financial, and other risks inherent in the investment in the Company.

Our business projections are only projections
There can be no assurance that the Company will meet its projections. There can be no assurance that the Company will be able to find sufficient demand for its product or service, that people think it's a better option than a competing product or service, or that we will be able to provide a product or service at a level that allows the Company to generate revenue, make a profit, or grow the business.

Any valuation is difficult to assess
The valuation for the offering was established by the Company. Unlike listed companies that are independently valued through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess, may not be exact, and you may risk overpaying for your investment.

The transferability of the Securities you are buying is limited
You should be prepared to hold this investment for several years or longer. For the 12 months following your investment, there will be restrictions on the securities you purchase. More importantly, there are a limited number of established markets for the resale of these securities. As a result, if you decide to sell these securities in the future, you may not be able to find, or may have difficulty finding, a buyer, and you may have to locate an interested buyer when you do seek to resell your investment. The Company may be acquired by an existing player in the industry. However, that may never happen or it may happen at a price that results in you losing money on this investment.

Your investment could be illiquid for a long time
You should be prepared to hold this investment for several years or longer. For the 12 months following your investment,

there will be restrictions on how you can resell the securities you receive. More importantly, there are limited established markets for these securities. As a result, if you decide to sell these securities in the future, you may not be able to find a buyer. The Company may be acquired by an existing player in the same or a similar industry. However, that may never happen or it may happen at a price that results in you losing money on this investment.

The Company may undergo a future change that could affect your investment
The Company may change its business, management or advisory team, IP portfolio, location of its principal place of business or production facilities, or other change which may result in adverse effects on your investment. Additionally, the Company may alter its corporate structure through a merger, acquisition, consolidation, or other restructuring of its current corporate entity structure. Should such a future change occur, it would be based on management's review and determination that it is in the best interests of the Company.

Your information rights are limited with limited post-closing disclosures
The Company is required to disclose certain information about the Company, its business plan, and its anticipated use of proceeds, among other things, in this offering. Early-stage companies may be able to provide only limited information about their business plan and operations because it does not have fully developed operations or a long history to provide more disclosure. The Company is also only obligated to file information annually regarding its business, including financial statements. In contrast to publicly listed companies, investors will be entitled only to that post-offering information that is required to be disclosed to them pursuant to applicable law or regulation, including Regulation CF. Such disclosure generally requires only that the Company issue an annual report via a Form C-AR. Investors are generally not entitled to interim updates or financial information.

Some early-stage companies may lack professional guidance
Some companies attribute their success, in part, to the guidance of professional early-stage advisors, consultants, or investors (e.g., angel investors or venture capital firms). advisors, consultants, or investors may play an important role in a company through their resources, contacts, and experience in assisting early-stage companies in executing their business plans. An early-stage company primarily financed through Regulation Crowdfunding may not have the benefit of such professional investors, which may pose a risk to your investment.

If the Company cannot raise sufficient funds it will not succeed
The Company is offering Preferred Stock in the amount of up to 2,000,000 in this offering, and may close on any investments that are made. Even if the maximum amount is raised, the Company is likely to need additional funds in the future in order to grow, and if it cannot raise those funds for whatever reason, including reasons relating to the Company itself or the broader economy, it may not survive. If the Company manages to raise only the minimum amount of funds sought, it will have to find other sources of funding for some of the plans outlined in "Use of Proceeds."

We may not have enough capital as needed and may be required to raise more capital.
We anticipate needing access to credit in order to support our working capital requirements as we grow. It is a difficult environment for obtaining credit on favorable terms. If we cannot obtain credit when we need it, we could be forced to raise additional equity capital, modify our growth plans, or take some other action. Issuing more equity may require bringing on additional investors. Securing these additional investors could require pricing our equity below its current price. If so, your investment could lose value as a result of this additional dilution. In addition, even if the equity is not priced lower, your ownership percentage would be decreased with the addition of more investors. If we are unable to find additional investors willing to provide capital, then it is possible that we will choose to cease our sales activity. In that case, the only asset remaining to generate a return on your investment could be our intellectual property. Even if we are not forced to cease our sales activity, the unavailability of credit could result in the Company performing below expectations, which could adversely impact the value of your investment.

Terms of subsequent financings may adversely impact your investment
We will likely need to engage in common equity, debt, or preferred stock financings in the future, which may reduce the value of your investment in the Company. Interest on debt securities could increase costs and negatively impact operating results. Preferred stock could be issued in series from time to time with such designation, rights, preferences, and limitations as needed to raise capital. The terms of preferred stock could be more advantageous to those investors than to the holders of common stock or other securities. In addition, if we need to raise more equity capital from the sale of Common Stock, institutional or other investors may negotiate terms that are likely to be more favorable than the terms of your investment, and possibly a lower purchase price per security.

Management's Discretion as to Use of Proceeds
Our success will be substantially dependent upon the discretion and judgment of our management team with respect to the application and allocation of the proceeds of this offering. The Use of Proceeds described below is an estimate based on our current business plan. We, however, may find it necessary or advisable to re-allocate portions of the net proceeds reserved for one category to another, and we will have broad discretion in doing so.

Projections: Forward Looking Information
Any projections or forward-looking statements regarding our anticipated financial or operational performance are hypothetical and are based on management's best estimate of the probable results of our operations and may not have been reviewed by our independent accountants. These projections are based on assumptions that management believes are

reasonable. Some assumptions invariably will not materialize due to unanticipated events and circumstances beyond management's control. Therefore, actual results of operations will vary from such projections, and such variances may be material. Any projected results cannot be guaranteed.

The amount raised in this offering may include investments from company insiders or immediate family members Officers, directors, executives, and existing owners with a controlling stake in the Company (or their immediate family members) may make investments in this offering. Any such investments will be included in the raised amount reflected on the campaign page.

Reliance on a single service or product
All of our current services are variants of one type of service and/or product. Relying heavily on a single service or product can be risky, as changes in market conditions, technological advances, shifts in consumer preferences, or other changes can adversely impact the demand for the product or service, potentially leading to revenue declines or even business failure.

Some of our products are still in the prototype phase and might never be operational products
Developing new products and technologies can be a complex process that involves significant risks and uncertainties. Technical challenges, design flaws, manufacturing defects, and regulatory hurdles can all impact the success of a product or service. It is possible that there may never be an operational product or that the product may never be used to engage in transactions. It is possible that the failure to release the product is the result of a change in business model upon the Company's making a determination that the business model, or some other factor, will not be in the best interest of the Company and its stockholders.

Developing new products and technologies entails significant risks and uncertainties
Competition can be intense in many markets, and a failure to keep up with competitors or anticipate shifts in market dynamics can lead to revenue declines or market share losses. We are currently in the research and development stage and have only manufactured a prototype for our product Delays or cost overruns in the development of our product and failure of the product to meet our performance estimates may be caused by, among other things, unanticipated technological hurdles, difficulties in manufacturing, changes to design, and regulatory hurdles. Any of these events could materially and adversely affect our operating performance and results of operations.

Supply Chain and Logistics Risks
The availability of raw materials, transportation costs, and supply chain disruptions can all impact the ability to manufacture and distribute products or services, leading to lost revenue or increased costs. Products and services that are not available when customers need them can lead to lost sales and damage to the brand's reputation.

Quality and Safety of our Product and Service
The quality of a product or service can vary depending on the manufacturer or provider. Poor quality can result in customer dissatisfaction, returns, and lost revenue. Furthermore, products or services that are not safe can cause harm to customers and result in liability for the manufacturer or provider. Safety issues can arise from design flaws, manufacturing defects, or improper use.

Minority Holder; Securities with No Voting Rights
The Preferred Stock that an investor is buying has no voting rights attached to them. This means that you will have no rights in dictating how the Company will be run. You are trusting in management's discretion in making good business decisions that will grow your investments. Furthermore, in the event of a liquidation of our company, you will only be paid out if there is any cash remaining after all of the creditors of our company have been paid out.

You are trusting that management will make the best decision for the company
You are trusting in management's discretion. You are buying securities as a minority holder, and therefore must trust the management of the Company to make good business decisions that grow your investment.

Insufficient Funds
The Company might not sell enough securities in this offering to meet its operating needs and fulfill its plans, in which case it may cease operating and result in a loss on your investment. Even if we sell all the Preferred Stock we are offering now, the Company may need to raise more funds in the future, and if unsuccessful in doing so, the Company will fail. Even if we do make a successful offering in the future, the terms of that offering might result in your investment in the Company being worth less, if later investors have better terms than those in this offering.

This offering involves "rolling closings," which may mean that earlier investors may not have the benefit of information that later investors have.
Once we meet our target amount for this offering, we may request that StartEngine instruct the escrow agent to disburse offering funds to us. At that point, investors whose subscription agreements have been accepted will become our investors. All early-stage companies are subject to a number of risks and uncertainties, and it is not uncommon for material changes to be made to the offering terms, or to companies' businesses, plans, or prospects, sometimes with little or no notice. When such changes happen during the course of an offering, we must file an amendment to our Form C with the SEC, and investors whose subscriptions have not yet been accepted will have the right to withdraw their subscriptions and get their money back. Investors whose subscriptions have already been accepted, however, will already be our investors and will have

no such right.

Non-accredited investors may not be eligible to participate in a future merger or acquisition of the Company and may lose a portion of their investment

Investors should be aware that under Rule 145 under the Securities Act of 1933 if they invest in a company through Regulation CrowdFunding and that company becomes involved in a merger or acquisition, there may be significant regulatory implications. Under Rule 145, when a company plans to acquire another and offers its shares as part of the deal, the transaction may be deemed an offer of securities to the target company's investors, because investors who can vote (or for whom a proxy is voting on their behalf) are making an investment decision regarding the securities they would receive. All investors, even those with non-voting shares, may have rights with respect to the merger depending on relevant state laws. This means the acquirer's "offer" to the target's investors would require registration or an exemption from registration (such as Reg. D or Reg. CF), the burden of which can be substantial. As a result, non-accredited investors may have their shares repurchased rather than receiving shares in the acquiring company or participating in the acquisition. This may result in investors' shares being repurchased at a value determined by a third party, which may be at a lesser value than the original purchase price. Investors should consider the possibility of a cash buyout in such circumstances, which may not be commensurate with the long-term investment they anticipate.

Our new product could fail to achieve the sales projections we expect

Our growth projections are based on the assumption that with an increased advertising and marketing budget, our products will be able to gain traction in the marketplace at a faster rate than our current products have. It is possible that our new products will fail to gain market acceptance for any number of reasons. If the new products fail to achieve significant sales and acceptance in the marketplace, this could materially and adversely impact the value of your investment.

We face significant market competition

We will compete with larger, established companies that currently have products on the market and/or various respective product development programs. They may have much better financial means and marketing/sales and human resources than us. They may succeed in developing and marketing competing equivalent products earlier than us, or superior products than those developed by us. There can be no assurance that competitors will not render our technology or products obsolete or that the products developed by us will be preferred to any existing or newly developed technologies. It should further be assumed that competition will intensify.

We are competing against other recreational activities

Although we are a unique company that caters to a select market, we do compete against other recreational activities. Our business growth depends on the market interest in the Company over other activities.

We are an early stage company and have limited revenue and operating history

The Company has a short history, few customers, and effectively no revenue. If you are investing in our company, it's because you think that our product is a good idea, that the team will be able to successfully market, and sell the product or service, that we can price them right and sell them to enough people so that the Company will succeed. Further, we have never turned a profit and there is no assurance that we will ever be profitable.

We are an early stage company operating in a new and highly competitive industry

The Company operates in a relatively new industry with a lot of competition from both startups and established companies. As other companies flood the market and reduce potential market share, Investors may be less willing to invest in a company with a declining market share, which could make it more challenging to fund operations or pursue growth opportunities in the future.

Intense Market Competition

The market in which the company operates may be highly competitive, with established players, emerging startups, and potential future entrants. The presence of competitors can impact the company's ability to attract and retain customers, gain market share, and generate sustainable revenue. Competitors with greater financial resources, brand recognition, or established customer bases may have a competitive advantage, making it challenging for the company to differentiate itself and achieve long-term success.

Vulnerability to Economic Conditions

Economic conditions, both globally and within specific markets, can significantly influence the success of early-stage startups. Downturns or recessions may lead to reduced consumer spending, limited access to capital, and decreased demand for the company's products or services. Additionally, factors such as inflation, interest rates, and exchange rate fluctuations can affect the cost of raw materials, operational expenses, and profitability, potentially impacting the company's ability to operate.

Uncertain Regulatory Landscape

Due to the unestablished nature of the market the business operates within, the potential introduction of new laws or industry-specific standards can impose additional costs and operational burdens on the company. Non-compliance or legal disputes may result in fines, penalties, reputational damage, or even litigation, adversely affecting the company's financial condition and ability to operate effectively.

We have existing patents that we might not be able to protect properly

One of the Company's most valuable assets is its intellectual property. The Company's owns trademarks, copyrights, Internet domain names, and trade secrets. We believe one of the most valuable components of the Company is our intellectual property portfolio. Due to the value, competitors may misappropriate or violate the rights owned by the Company. The Company intends to continue to protect its intellectual property portfolio from such violations. It is important to note that unforeseeable costs associated with such practices may invade the capital of the Company.

We have pending patent approval's that might be vulnerable

One of the Company's most valuable assets is its intellectual property. The Company's intellectual property such as patents, trademarks, copyrights, Internet domain names, and trade secrets may not be registered with the proper authorities. We believe one of the most valuable components of the Company is our intellectual property portfolio. Due to the value, competitors may misappropriate or violate the rights owned by the Company. The Company intends to continue to protect its intellectual property portfolio from such violations. It is important to note that unforeseeable costs associated with such practices may invade the capital of the Company due to its unregistered intellectual property.

Our trademarks, copyrights and other intellectual property could be unenforceable or ineffective

Intellectual property is a complex field of law in which few things are certain. It is possible that competitors will be able to design around our intellectual property, find prior art to invalidate it, or render the patents unenforceable through some other mechanism. If competitors are able to bypass our trademark and copyright protection without obtaining a sublicense, it is likely that the Company's value will be materially and adversely impacted. This could also impair the Company's ability to compete in the marketplace. Moreover, if our trademarks and copyrights are deemed unenforceable, the Company will almost certainly lose any potential revenue it might be able to raise by entering into sublicenses. This would cut off a significant potential revenue stream for the Company.

The cost of enforcing our trademarks and copyrights could prevent us from enforcing them

Trademark and copyright litigation has become extremely expensive. Even if we believe that a competitor is infringing on one or more of our trademarks or copyrights, we might choose not to file suit because we lack the cash to successfully prosecute a multi-year litigation with an uncertain outcome; or because we believe that the cost of enforcing our trademark(s) or copyright(s) outweighs the value of winning the suit in light of the risks and consequences of losing it; or for some other reason. Choosing not to enforce our trademark(s) or copyright(s) could have adverse consequences for the Company, including undermining the credibility of our intellectual property, reducing our ability to enter into sublicenses, and weakening our attempts to prevent competitors from entering the market. As a result, if we are unable to enforce our trademark(s) or copyright(s) because of the cost of enforcement, your investment in the Company could be significantly and adversely affected.

The loss of one or more of our key personnel, or our failure to attract and retain other highly qualified personnel in the future, could harm our business

Our business depends on our ability to attract, retain, and develop highly skilled and qualified employees. As we grow, we will need to continue to attract and hire additional employees in various areas, including sales, marketing, design, development, operations, finance, legal, and human resources. However, we may face competition for qualified candidates, and we cannot guarantee that we will be successful in recruiting or retaining suitable employees. Additionally, if we make hiring mistakes or fail to develop and train our employees adequately, it could have a negative impact on our business, financial condition, or operating results. We may also need to compete with other companies in our industry for highly skilled and qualified employees. If we are unable to attract and retain the right talent, it may impact our ability to execute our business plan successfully, which could adversely affect the value of your investment. Furthermore, the economic environment may affect our ability to hire qualified candidates, and we cannot predict whether we will be able to find the right employees when we need them. This would likely adversely impact the value of your investment.

Our ability to sell our product or service is dependent on outside government regulation which can be subject to change at any time

Our ability to sell our products is subject to various government regulations, including but not limited to, regulations related to the manufacturing, labeling, distribution, and sale of our products. Changes in these regulations, or the enactment of new regulations, could impact our ability to sell our products or increase our compliance costs. Furthermore, the regulatory landscape is subject to regular change, and we may face challenges in adapting to such changes, which could adversely affect our business, financial condition, or operating results. In addition to government regulations, we may also be subject to other laws and regulations related to our products, including intellectual property laws, data privacy laws, and consumer protection laws. Non-compliance with these laws and regulations could result in legal and financial liabilities, reputational damage, and regulatory fines and penalties. It is also possible that changes in public perception or cultural norms regarding our products may impact demand for our products, which could adversely affect our business and financial performance, which may adversely affect your investment.

We rely on third parties to provide services essential to the success of our business

Our business relies on a variety of third-party vendors and service providers, including but not limited to manufacturers, shippers, accountants, lawyers, public relations firms, advertisers, retailers, and distributors. Our ability to maintain high-quality operations and services depends on these third-party vendors and service providers, and any failure or delay in their performance could have a material adverse effect on our business, financial condition, and operating results. We may have limited control over the actions of these third-party vendors and service providers, and they may be subject to their own operational, financial, and reputational risks. We may also be subject to contractual or legal limitations in our ability to terminate relationships with these vendors or service providers or seek legal recourse for their actions. Additionally, we may face challenges in finding suitable replacements for these vendors and service providers, which could cause delays or disruptions to our operations. The loss of key or other critical vendors and service providers could materially and adversely affect our business, financial condition, and operating results, and as a result, your investment could be adversely impacted by our reliance on these third-party vendors and service providers.

The Company is vulnerable to hackers and cyber-attacks

As an internet-based business, we may face risks related to cybersecurity and data protection. We rely on technology systems to operate our business and store and process sensitive data, including the personal information of our investors. Any significant disruption or breach of our technology systems, or those of our third-party service providers, could result in unauthorized access to our systems and data, and compromise the security and privacy of our investors. Moreover, we may be subject to cyber-attacks or other malicious activities, such as hacking, phishing, or malware attacks, that could result in theft, loss, or destruction of our data, disruption of our operations, or damage to our reputation. We may also face legal and regulatory consequences, including fines, penalties, or litigation, in the event of a data breach or cyber-attack. Any significant disruption or downtime of our platform, whether caused by cyber-attacks, system failures, or other factors, could harm our reputation, reduce the attractiveness of our platform, and result in a loss of investors and issuer companies. Moreover, disruptions in the services of our technology provider or other third-party service providers could adversely impact our business operations and financial condition. This would likely adversely impact the value of your investment.

Economic and market conditions

The Company's business may be affected by economic and market conditions, including changes in interest rates, inflation, consumer demand, and competition, which could adversely affect the Company's business, financial condition, and operating results.

Force majeure events

The Company's operations may be affected by force majeure events, such as natural disasters, pandemics, acts of terrorism, war, or other unforeseeable events, which could disrupt the Company's business and operations and adversely affect its financial condition and operating results.

Adverse publicity

The Company's business may be negatively impacted by adverse publicity, negative reviews, or social media campaigns that could harm the Company's reputation, business, financial condition, and operating results.

FAILURE TO STAY COMPETITIVE

The markets in which the Company participates are competitive, and if the Company does not compete effectively, the Company's operating results could be harmed. The Company believes that the market for its products will continue to grow and that the growth of the market could prompt other companies to develop and market products such as those offered by the Company. The Company expects that its competitors may range from startup organizations to larger, incumbent institutions that internally develop products that compete with the Company's products directly or that could be superior to those of the Company in certain respects. The Company expects that many of its potential competitors will have greater name recognition, longer operating histories, more established customer relationships, larger marketing budgets, and greater resources than the Company. These competitors may be able to respond more quickly and effectively than the Company can to new or changing opportunities, technologies, standards, and customer requirements. For these reasons, the Company may not be able to compete successfully against the Company's future competitors, which may harm the Company's business, operating results, and financial condition.

RISK OF EVENTS SUCH AS PRODUCT RECALLS

The Company's products could be subject to recalls or adverse litigation as a result of alleged or real injury caused by the products of the Company. Even if the products of the Company were not found to have been the source of any alleged injury, harm to the brand image and reputation could result. Such an event would negatively impact the financial performance of the Company.

RISK OF DELAYED DELIVERY OF PRODUCTS

If the Company were unable to deliver its products in a timely manner, the brand image and reputation of the Company could suffer negative consequences, and the Company's financial performance could be harmed. As the Company is currently generating new markets for its products, it is difficult to schedule production accurately and achieve maximum efficiency of the Company's manufacturing capacity. This uncertainty may require the Company to incur additional expenses to meet unexpected increases in customer demand for the Company's products. Additionally, an inability to respond to such increases may cause customer dissatisfaction, which may negatively affect the relationships between the Company and its customers.

KEY PERSONNEL & EMPLOYEES

The Company is dependent on its key personnel. If anything catastrophic were to happen to the Company's key personnel, the future of the Company may be negatively impacted. The Company's success depends on the experience and skill of the Board of Directors, its executive Officers, and key employees. To be successful, the Company needs people to run its day-today operations. As the Company grows, it may on occasion need to attract and hire key personnel or contract for additional services like marketing, sales, development, finance, legal, and other areas. The Company may not be able to locate these personnel when needed. Furthermore, the Company may make hiring mistakes. Not attracting the right personnel or making hiring mistakes could adversely affect the business, financial condition, and operating results. The Company expects to face intense competition for highly skilled personnel. As with any new company, sourcing qualified personnel could be challenging. While the Company can rely upon its management, the Company's development depends on successful recruitment of dedicated personnel. Recruitment and retention of top talent in the neuroscience medical device space can be challenging, as it is in other key technology sectors, such as software, hardware engineering, and machine learning.

THE COMPANY'S KEY PERSONNEL ARE NOT OBLIGATED TO COMMIT FULL TIME TO THE BUSINESS OF THE COMPANY
Management of the Company are not required to devote their individual, full-time capacities to the Company's affairs, but only such time as sufficient to fulfill the fiduciary duties held by the management of the Company, as reasonably judged by the management of the Company

COMPETITION
There is the threat of competition, as it is possible that other companies may target the same markets and customers that the Company intends to. Competition may lead to a decrease in expected sales and increase in costs to acquire customers if such competitors are able to achieve similar pricing and performance measures.

LEGAL
The Company may be subject to lawsuits and litigation in the future. Even if the Company is successful in defending any claims made against it, the costs of defending against such claims would drain the Company's resources. This could delay or prevent the Company from achieving profitability and impact its ability to obtain financing to fund its operations in the future or to attract an acquiring Company.

VALUATION DIFFICULT TO ASSESS
The valuation for the Offering was established by the Company. Unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess and you may risk overpaying for your investment. The Company has priced its Shares based on its internal assessments and financial projections.

ILLIQUID INVESTMENT
You should be prepared to hold this investment for several years or longer. For the twelve (12) months following your investment there will be restrictions on how you can resell the securities you receive. More importantly, there is no established market for these securities, and there may never be one. As a result, if you decide to sell these securities in the future, you may not be able to find a buyer.

FUTURE FINANCING
The Company may raise additional capital through sales of its securities in the future. Issuing additional equity may require bringing on more investors and securing more investors could require pricing the Company's equity below its current price. In addition, your overall ownership percentage may decrease with the addition of more investors. If so, your investment could lose value as a result of such dilution.

NO TAX ADVICE
No assurance or warranty of any kind is made with respect to any tax consequences relating to an investment in the Company. Each prospective investor should consult with and rely solely upon the advice of his, her or its own tax advisers.

UNDERCAPITALIZATION
In order to achieve the Company's near and long-term goals, the Company may need to procure funds in addition to the amount raised in the Offering. There is no guarantee the Company will be able to raise such funds on acceptable terms or at all. If the Company is not able to raise sufficient capital in the future, the Company may not be able to execute the Company's business plan, and the Company's continued operations could be in jeopardy, and the Company may be forced to cease operations and sell or otherwise transfer all or substantially all of the Company's remaining assets, which could cause an investor to lose all or a portion of his or her investment. As a result, precisely planning the Company's expected financial results is difficult and may impact its forecasted need for capital.

POSSIBLE DILUTION
Additional Shares may be issued without an associated capital contribution, which would dilute the ownership of the Company and the value of the Shares.

RISKS RELATED TO CERTAIN CORPORATE ACTIONS
Events such as corporate reorganization, merger, acquisition, asset-based borrowing, additional issuances of securities, and stock repurchases may disproportionately affect minority shareholders. The effects may include the dilution of the value of Shares, and the loss of certain rights. Furthermore, there is a risk that future financing activities may result in pricing the Shares below the price at which they were originally purchased.

CONFLICT OF INTEREST: THE COMPANY HAS TRANSACTED WITH A RELATED PARTY

The Company has entered into an arrangement whereby an Affiliate will pay the Company for use of its machines and facilities to manufacture parts on behalf of third parties. This relationship has not been entered into at an arm's-length basis, and the Company may or may not have achieved more favorable terms than if the Company engaged an unrelated machining operator for this service. Such conflicts could result in control persons of the Company advancing their economic interests or the economic interests of the Affiliate above those of the Company, which could adversely impact the value of the Company's stock.

The Company plans to use funds from this offering to cover salaries for employees (related parties).
The Company intends to use up to approximately 34% of the Proceeds to pay salaries. The Company intends to hire additional staff to support its operations, including hiring engineers, leads, and other assistants.

Ownership and Capital Structure; Rights of the Securities

Ownership
The following table sets forth information regarding beneficial ownership of the company's holders of 20% or more of any class of voting securities as of the date of this Offering Statement filing.

Stockholder Name	Number of Securities Owned	Type of Security Owned	Percentage
Christopher Moore	10,000,000	Common Stock	74.8%

The Company's Securities

The Company has authorized Common Stock, and Preferred Stock. As part of the Regulation Crowdfunding raise, the Company will be offering up to 1,666,666 of Preferred Stock.

Common Stock

The amount of security authorized is 19,000,000 with a total of 10,000,000 outstanding.

Voting Rights

One vote per share.

Material Rights

The holders of Common Stock shall have and posses exclusively all voting rights of any kind or nature, which shall include the exclusive voting rights for the election of directors and for each and every other corporate matter, except as otherwise may be required by law.

Preferred Stock

The amount of security authorized is 10,000,000 with a total of 3,372,055 outstanding.

Voting Rights

There are no voting rights associated with Preferred Stock.

Material Rights

Dividend Rights. The Shares of preferred stock are entitled to receive payment of dividends prior to any payment of dividends to holders of shares of common stock. However, the Shares of preferred stock do not carry voting rights, while shares of common stock carry with them the right to elect Directors and to vote on each and every other corporate matter, except as otherwise may be required by law.

Drag Along Rights. The Company's Bylaws contain Drag Along Rights in which the holders of a majority of the issued and outstanding shares of voting capital stock shall at all times be free to solicit good faith written offers made by any individual, corporation, partnership, limited liability company, business trust, association or any other entity to purchase all of the shares of capital stock of the Corporated owned by them (an "Acquisition Offer"). The Controlling Shareholders will provide to other shareholders a copy of the Acqusition Offer and a written notice of their intention to accept it and will have the right to require the other shareholders to sell of their shares of capital stock to the proposed purchaser.

What it means to be a minority holder

As a minority holder of Prefered Stock of the Company, you will have limited rights in regard to the corporate actions of the Company, including additional issuances of securities, company repurchases of securities, a sale of the Company or its significant assets, or company transactions with related parties. Further, investors in this offering may have rights less than those of other investors and will have limited influence on the corporate actions of the Company.

Dilution

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the Company issuing additional shares. In other words, when the Company issues more shares, the percentage of the Company that you own will go down, even though the value of the Company may go up. You will own a smaller piece of a larger company. This increase in the number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round, or angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible bonds, preferred shares or warrants) into stock. If the Company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the Company offers dividends, and most early-stage companies are unlikely to offer dividends, preferring to invest any earnings into the Company).

Transferability of securities

For a year, the securities can only be resold:

- In an IPO;

- To the company;

- To an accredited investor; and

- To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

Recent Offerings of Securities

We have made the following issuances of securities within the last three years:

- Type of security sold: SAFE
  Final amount sold: $218,700.00
  Use of proceeds: Startup funds
  Date: August 06, 2021
  Offering exemption relied upon: Regulation CF

- Name: Preferred Stock
  Type of security sold: Equity
  Final amount sold: $1,930,624.54
  Number of Securities Sold: 1,986,627
  Use of proceeds: The funds raised have been used for hiring additional personnel, for moving to a larger facility conducive to future low-volume production, and for finalizing development and testing of both the VAWT unit and accompanying generator design.
  Date: October 13, 2022
  Offering exemption relied upon: Regulation CF

- Name: Preferred Stock
  Type of security sold: Equity
  Final amount sold: $0.00
  Number of Securities Sold: 20,000
  Use of proceeds: The Company did not raise proceeds from this offering and instead awarded these shares of preferred stock in exchange for services rendered to the Company, including computer-aided design ("CAD") engineering work.
  Date: September 26, 2023
  Offering exemption relied upon: Section 4(a)(2)

- Name: Preferred Stock
  Type of security sold: Equity
  Final amount sold: $0.00
  Number of Securities Sold: 54,129
  Use of proceeds: Shares issued to StartEngine as a part of compensation for Regulation Crowdfunding offering.
  Date: October 13, 2023
  Offering exemption relied upon: 506(b)

Financial Condition and Results of Operations

Financial Condition

You should read the following discussion and analysis of our financial condition and results of our operations together with our financial statements and related notes appearing at the end of this Offering Memorandum. This discussion contains forward-looking statements reflecting our current expectations that involve risks and uncertainties. Actual results and the timing of events may differ materially from those contained in these forward-looking statements due to a number of factors, including those discussed in the section entitled "Risk Factors" and elsewhere in this Offering Memorandum.

Results of Operations

Circumstances which led to the performance of financial statements:

Revenue

Revenue for fiscal year 2022 was $0 compared to $21,440 in fiscal year 2023. The increase in revenue from 2022 to 2023 is attributed to our company beginning to generate sales from our small-scale wind turbine systems, marking the initial commercial traction for our products.

Cost of Sales

Cost of Sales for fiscal year 2022 was $0 compared to $5,805 in fiscal year 2023.The increase in the cost of sales from 2022 to 2023 is due to our commencement of product sales in 2023, which incurred costs associated with the production and delivery of the sold turbines.

Gross Margins

Gross margins for fiscal year 2022 were $0 compared to $15,635 in 2023. The improvement in gross margins in 2023 is a result of us starting to generate revenue from our product sales, while the cost of sales remained relatively low compared to the generated revenue.

Expenses

Total operational expenses for fiscal year 2022 were $362,324 compared to $690,822 in fiscal year 2023. The increase in expenses from 2022 to 2023 can be attributed to our scaling operations, including research and development activities, hiring additional staff, and expanding marketing

Historical results and cash flows:

The Company is currently in the research and development stage and is revenue-generating. We are of the opinion that the historical cash flows will not be indicative of the revenue and cash flows expected for the future because our initial revenue was generated during the early commercialization phase of our products, and we anticipate significant growth as we scale production and expand our market reach. Past cash was primarily generated through equity investments and initial product sales. Our goal is to achieve sustained growth in revenue by scaling up production, enhancing our marketing efforts, and expanding our product line to meet diverse customer needs. Given that we have only recently started generating revenue, the historical cash flows primarily reflect early-stage investments and limited initial sales. As we move forward, we expect our revenue to increase significantly as our products gain market acceptance and our production capacity expands.

Liquidity and Capital Resources

What capital resources are currently available to the Company? (Cash on hand, existing lines of credit, shareholder loans, etc...)

As of July 20, 2024, the Company has capital resources available in the form of $450,000 cash on hand. There are no shareholder loans or existing lines of credit.

How do the funds of this campaign factor into your financial resources? (Are these funds critical to your company operations? Or do you have other funds or capital resources available?)

We believe the funds from this campaign are necessary to the viability of the Company. Of the total funds that our Company has, 80% will be made up of funds raised from the crowdfunding campaign, if it raises its maximum funding goal. The Company is pursuing additional revenue which consists of contract machining jobs for third parties when the company isn't using its CNC machines for R&D Purposes. This source of revenue will be helpful but inconsistent and cannot yet be budgeted or predicted.

Are the funds from this campaign necessary to the viability of the company? (Of the total funds that your company has, how much of that will be made up of funds raised from the crowdfunding campaign?)

We believe the funds from this campaign are necessary to the viability of the Company. Of the total funds that our Company has, 80% will be made up of funds raised from the crowdfunding campaign, if it raises its maximum funding goal. The Company is pursuing additional revenue which consists of contract machining jobs for third parties when the company isn't using its CNC machines for R&D Purposes. This source of revenue will be helpful but inconsistent and cannot yet be budgeted or predicted.

How long will you be able to operate the company if you raise your minimum? What expenses is this estimate based on?

If the Company raises the minimum offering amount, we anticipate the Company will be able to operate for 8 months. This is based on a current monthly burn rate of $55,000 for expenses related to salaries, inventory, and R&D.

How long will you be able to operate the company if you raise your maximum funding goal?

If the Company raises the maximum offering amount, we anticipate the Company will be able to operate for 3 years. This is based on a predicted monthly burn rate of $65,000 for increased expenses related to salaries, inventory, and R&D.

Are there any additional future sources of capital available to your company? (Required capital contributions, lines of credit, contemplated future capital raises, etc...)

Currently, the Company has not contemplated additional future sources of capital beyond the current fundraising campaign. If we conduct any concurrent offerings or contemplate this, we will disclose the terms here. The Company is pursuing additional revenue which consists of contract machining jobs for third parties when the company isn't using its CNC machines for R&D Purposes. This source of revenue will be helpful but inconsistent and cannot yet be budgeted or predicted.

Indebtedness

The Company does not have any material terms of indebtedness.

Related Party Transactions

The Company has not conducted any related party transactions

Valuation

Pre-Money Valuation: $20,058,082.50

Valuation Details:

This pre-money valuation was calculated internally by the Company without the use of any formal third-party evaluation.

The pre-money valuation has been calculated on a fully diluted basis. In making this calculation, we have assumed: (i) all preferred stock is converted to common stock; (ii) all outstanding options, warrants, and other securities with a right to acquire shares are exercised; and (iii) any shares reserved for issuance under a stock plan are issued.

Use of Proceeds

If we raise the Target Offering Amount of $15,000.00 we plan to use these proceeds as follows:

- StartEngine Platform Fees
  5.5%

- StartEngine Service Fees
  94.5%
  StartEngine Service Fees

If we raise the over allotment amount of $2,499,999.00, we plan to use these proceeds as follows:

- StartEngine Platform Fees
  5.5%

- StartEngine Service Fees
  1.0%
  StartEngine Service Fees

- Research & Development
  24.0%
  The Company intends to use up to approximately 24% of the Proceeds for research and development costs, including purchasing equipment, purchasing materials, and other fabrication costs.

- Salaries
  34.0%
  The Company intends to use up to approximately 34% of the Proceeds to pay salaries. The Company intends to hire additional staff to support its operations, including hiring engineers, leads, and other assistants.

- Operations

  9.0%

  The Company intends to use up to approximately 9% of the Proceeds for rent, utilities, maintenance fees, insurance, supplies, repairs, and other general expenses.

- Working Capital

  26.5%

  The Company intends to use up to approximately 28% of the Proceeds for working capital costs. The Company anticipates that there may be necessary expenditures for future growth currently unknown to the Company.

The Company may change the intended use of proceeds if our officers believe it is in the best interests of the company.

Regulatory Information

Disqualification

No disqualifying event has been recorded in respect to the company or its officers or directors.

Compliance Failure

The company has not previously failed to comply with the requirements of Regulation Crowdfunding.

Ongoing Reporting

The Company will file a report electronically with the SEC annually and post the report on its website no later than April 30 (120 days after Fiscal Year End). Once posted, the annual report may be found on the Company's website at https://HarmonyTurbines.com (https://harmonyturbines.com (Annual Reports & SEC Filings Link)).

The Company must continue to comply with the ongoing reporting requirements until:

(1) it is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;

(2) it has filed at least one (1) annual report pursuant to Regulation Crowdfunding and has fewer than three hundred (300) holders of record and has total assets that do not exceed $10,000,000;

(3) it has filed at least three (3) annual reports pursuant to Regulation Crowdfunding;

(4) it or another party repurchases all of the securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or

(5) it liquidates or dissolves its business in accordance with state law.

Updates

Updates on the status of this Offering may be found at: www.startengine.com/harmony-turbines

Investing Process

See Exhibit E to the Offering Statement of which this Offering Memorandum forms a part.

EXHIBIT B TO FORM C

FINANCIAL STATEMENTS AND INDEPENDENT ACCOUNTANT'S REVIEW FOR Harmony Turbines Inc.

[See attached]



HARMONY TURBINES, INC

FINANCIAL STATEMENTS

FOR THE PERIOD ENDED
DECEMBER 31, 2022

TOGETHER WITH
INDEPENDENT AUDITOR'S REPORT

Mar 6, 2024

Haroon Imtiaz, CPA
Mountain House, CA 95391

T: +1(415) 814-9445
E: haroonimtiazcpa@gmail.com

TABLE OF CONTENTS



haroon imtiaz cpa

INDEPENDENT AUDITOR'S REPORT

To Owner of Harmony Turbines, Inc.:

We have audited the accompanying financial statements of Harmony Turbines, Inc., which comprise the Statement of Assets & Liabilities as of December 31, 2022, and the related Statement of Operations, Statement of Changes in Owner's Capital and Statements of Cash Flows for the twelve months ended December 31, 2022, and the related notes to the financial statements.

Management's Responsibility for the Financial Statements
Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditor's Responsibility
Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement. An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Auditor's *Conclusion*
In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Harmony Turbines, Inc. as of December 31, 2022, and the results of their operations and their cash flows for the twelve months ended December 31, 2022, in accordance with accounting principles generally accepted in the United States of America.

Going Concern
As discussed in Note 12 to the financial statements, Harmony Turbines, Inc. has suffered recurring losses from operations and has a net capital deficiency. Management's evaluation of the events and

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haroon imtiaz cpa

Going Concern (Continued)
conditions and management's plans to mitigate these matters are also described in Note 12. Our opinion is not modified with respect to this matter.

Supplementary Information
Our audit was conducted for the purpose of forming an opinion on the financial statements as a whole. The accompanying supplementary information shown on page 14 is presented for purposes of additional analysis and is not a required part of the financial statements. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The information has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion, the accompanying supplementary information is fairly stated in all material respects in relation to the financial statements as a whole.

haroon imtiaz, CPA

Haroon Imtiaz, CPA
Mountain House, CA
Dated: Mar 6, 2024

HARMONY TURBINES, INC
Statement of Assets and Liabilities
As of December 31, 2022

	Dec. 31, 2022
ASSETS:	
Current Assets	
Cash and Cash Equivalents	$ 474,356
Accounts receivable	-
Inventory	16,479
Total Current Assets	491,077
Deposit Paid	885
Fixed Assets, net	18,605
Other Asset	-
Total Assets	510,568
LIABILITIES AND EQUITY	
Current Liabilities	
Accounts payable and accrued expenses	1,982
Other current liabilities	-
Total Current Liabilities	1,982
Long-term Liabilities	-
Total Liabilities	1,982
Share Holders Equity	
Retained Earnings/(Loss)	(175,535)
Net Income/(Loss)	(355,324)
Net owner's inflow/(outflow)	1,039,446
Total Share Holders Equity	508,586
TOTAL LIABILITIES AND EQUITY	$ 510,568

HARMONY TURBINES, INC
Statement of Operations
For the Twelve Months Ended Dec. 31, 2022

	Twelve Months Ended 2022
REVENUE, Net	$ -
Cost of Sales	-
Gross Profit	-
General and administrative expenses	(362,324)
OPERATING INCOME (LOSS)	(362,324)
Non-operative gain and losses	
Other Income (Loss)	7,000
Miscellaneous Expense	-
Interest Expense	-
Interest Income	-
Total Non-Operative Gain (Loss)	-
Net Income (Loss) before Taxes	$ (355,324)

HARMONY TURBINES, INC
Statement of Changes in Partners' Capital
For the Twelve Months Ended Dec. 31, 2022

Partners' capital, Jan 1, 2022	$	14,991
Capital contributions		
Christopher Moore		-
Private Investments		-
StartEnginge Investments		631,264
WeFunder Investments		218,700
Capital distributions		-
Net income (Loss)		(355,352)
Partners' capital, Dec. 31, 2022	$	14,991

HARMONY TURBINES, INC
Statements of Cash Flows
For the Twelve Months Ended Dec. 31, 2022

	2022
CASH FLOWS FROM OPERATING ACTIVITIES	
Net Income	$ (128,593)
Adjustments to reconcile Change in Net Assets to Net cash	
Provided By (Used For) operating activities:	
Depreciation	70
Increase in Inventory	(7,802)
Increase in Tax Liabilities	629
Increase in Tax Liabilities	-
Total adjustments	(7,103)
Net cash provided (used) by operating activities	(135,696)
CASH FLOWS FROM INVESTING ACTIVITIES	
Purchase of Fixed Asset	(412)
Net cash provided (used) by financing activities	(412)
CASH FLOWS FROM FINANCING ACTIVITIES	
Capital distributions	-
Capital contributions	92,391
Net cash provided (used) by financing activities	92,391
Net increase (decrease) in cash and equivalent	(43,717)
CASH & CASH EQUIVALENTS: Jan. 1, 2022	46,373
CASH & CASH EQUIVALENTS: Dec. 31 2022	$ 2,655

NOTE 1. <u>GENERAL</u>

Harmony Turbines, Inc. is organized under the laws of the state of Pennsylvania. Harmony Turbines, Inc. was originally founded on August 11, 2020. Harmony Turbines, Inc. is working on creating small scale Vertical Axis Wind Turbine products and solutions for home and small business use. Harmony Turbines, Inc. is focusing production on units sized 10kW or less but would license to organizations looking to make larger units for industrial purposes. Harmony Turbines, Inc.'s patented intellectual property encompasses both its proprietary turbine blade and generator designs. Both unique production lines are being developed and manufactured by Harmony Turbines. Harmony Turbines, Inc. is working on creating the first small scale Vertical Axis Wind Turbines that finally make sense for the average homeowner which will be beautiful, low maintenance, safe and efficient. The Harmony Turbines, Inc. is a privately held Pennsylvania corporation headquartered in Lebanon, Pennsylvania.

NOTE 2. <u>SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES</u>

<u>Basis of Accounting</u>

The financial statements of the Company are prepared on the accrual basis of accounting and in accordance with accounting principles generally accepted in the United States of America. Accordingly, revenues are recognized when earned and expenses are recorded when incurred.

<u>Use of Estimates</u>

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of financial statements and the reported amounts of revenues and disbursements during the reporting period. Actual results could differ from those estimates.

<u>Cash and cash equivalents</u>

For purpose of the statement of cash flows, the Company considers all money market funds and highly liquid debt instruments purchased with a maturity of three months or less when purchased to be cash equivalents.

<u>Liabilities</u>

Harmony Turbines, Inc. maintains current liabilities with no related party payable carrying month to month. Harmony Turbines, Inc. maintains no Long term liabilities on its assets.

Note 2. <u>SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES</u> (Continued)

<u>Advertising Costs</u>

Advertising costs associated with marketing the Company's products and services are generally expensed as costs are incurred.

<u>Revenue Recognition</u>

All revenues are recorded in accordance with ASC 606, Revenue from Contracts with Customers, which is recognized when: (i) a contract with a customer has been identified, (ii) the performance obligation(s) in the contract have been identified, (iii) the transaction price has been determined, (iv) the transaction price has been allocated to each performance obligation in the contract, and (v) the Organization has satisfied the applicable performance obligation over time or at a point in time.

<u>Investments</u>

Investments with readily determinable fair values are reported at fair value based upon quoted market prices or published net asset values for alternative investments with characteristics similar to a mutual fund. Other alternative investments (nontraditional, not readily marketable vehicles), such as certain hedge funds, private equity, alternative hedged strategies and real assets are reported at net asset value, as a practical expedient for estimated fair value, as provided by the investment managers of the respective funds. The reported values may differ from the values that would have been reported had a ready market for these investments existed. All other investments are stated at fair value based upon quoted market prices in active markets.

<u>Fair Value Measurements</u>

The Company determines the fair market value of its financial assets & liabilities based on the fair value hierarchy established in accordance with U.S. generally accepted accounting principles.

<u>Income Taxes</u>

The Harmony Turbines, Inc. is subject to Corporate income and state income taxes in the state it does business. A deferred tax asset as a result of net operating losses (NOL) has not been recognized due to the uncertainty of future positive taxable income to utilize the NOL. Due to the recently enacted Tax Cuts and Jobs Act, any NOLs will be limited to 80% of taxable income generated in future years.

Uncertain Tax Provisions

Accounting for uncertain income tax positions, relating to both federal and state income taxes, are required when a more likely than not threshold is attained. If such positions result in uncertainties, then the unrecognized tax liability is estimated based on a cumulative probability assessment that aggregates the estimated tax liability for all uncertain tax positions. With the adoption of these new rules, the Organization assessed its tax positions in accordance with the guidance.

Property, Plant and Equipment

Property, plant and equipment are stated at cost, if purchased or fair value on date of contribution. Depreciation and amortization are computed on a straight-line basis over the estimated useful life of the asset. Capitalization costs incurred in connection with ongoing capital projects are recorded as systems and construction in progress. These costs will be reclassified into categories and depreciated once placed in service. Expenditures for normal maintenance and repairs are charged to expense. The estimated useful lives by asset class are as follows:

	Years
Buildings	25-50
Buildings improvements	10
Vehicles	5
Furniture and office equipment	5
Software and computer equipment	3-5

Note 3. CASH AND CASH EQUIVALENTS

Cash & cash equivalents at December 31, 2022 of the following checking accounts:

	December 31, 2022
Cash	$ 2,655
Total	$ 2,655

NOTE 4. SUBSEQUENT EVENTS

Management has evaluated subsequent events through Mar 6, 2024, the date on which the financial statements were available to be issued. Management has determined that none of the events occurring after the date of the balance sheet through the date of Management's review substantially affect the amounts and disclosure of the accompanying financial statements.

Note 5. FAIR VALUE MEASUREMENT

The Organization values its investments in accordance with GAAP and consistent with the FASB's official pronouncement on Fair Value Measurements for financial assets and liabilities. The pronouncement defines fair value as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. GAAP establishes a hierarchy of valuation inputs based on the extent to which the inputs are observable in the marketplace. Observable inputs reflect market data obtained from sources independent of the reporting entity. Unobservable inputs reflect the entities own assumptions about how market participants would value an asset or liability based on the best information available. Valuation techniques used to measure fair value utilize relevant observable inputs and minimize the use of unobservable inputs.

The three levels of the fair value hierarchy are as follows:

Level 1 Inputs are quoted prices or published net asset values (unadjusted), in active markets for identical assets or liabilities that the Organization has the ability to access at the measurement date.
Level 2 Inputs are other than quoted prices included in Level 1 that are observable for the asset or liability, either directly or indirectly.
Level 3 Inputs are unobservable inputs for the asset or liability.

A financial instrument's categorization within the valuation hierarchy is based upon the lowest level of input that is significant to the fair value measurement. In determining fair value, organization utilizes valuation techniques that maximize the use of observable inputs and minimize the use of unobservable inputs to the extent possible; as well as, considers nonperformance risk in its assessment of fair value.

Fair values of assets measured on a recurring basis at Dec. 31, 2022 is as follows:

		FMV	Quoted Prices in Active Markets for identical Assets (Level 1)	Observables Inputs (Level 2)	Unobservable Inputs (Level 3)
Cash	Dec. 31, 2022	$ 2,655	$ 2,655	-	-

NOTE 6. LITIGATION, COMMITMENTS AND CONTINGENCIES

From time to time the Harmony Turbines, Inc. may be subject to legal proceedings and claims in the ordinary course of its business. However, in the opinion of management, there are no claims, pending or asserted, that will have a material adverse effect on the Company's financial position.

Note 7. SICK LEAVE, VACATION AND OTHER COMPENSATED ABSENCES

Harmony Turbines, Inc. is in conformity with the Pennsylvania Labor Laws and Regulations, Family Care and Medical Leave, and Prohibits Workplace Discrimination.

NOTE 8. CONCENTRATIONS OF CREDIT AND MARKET RISK

The Harmony Turbines, Inc. maintains substantially all of their cash balances in deposit accounts that at times may exceed Federally insured limits. The Harmony Turbines, Inc. has not experienced any losses in such accounts. The Harmony Turbines, Inc. believes they are not exposed to any significant credit risk related to these deposit accounts.

Financial instruments that potentially expose the Company to concentrations of credit and market risk consist primarily of cash and cash equivalents. Cash and cash equivalents are maintained at financial institutions and accounts at each institution are insured by the Federal Deposit Insurance Corporation (FDIC) up to $250,000. At December 31, 2022, the Harmony Turbines, Inc. had $0, of uninsured balances at these institutions.

NOTE 9. FIXED ASSETS

Fixed Assets consists of the following at December 31, 2022:

		2022
Furniture and office equipment	$	17,699
Software and computer equipment		1,585
		19,284
Less: Accumulated Depreciation		(679)
Fixed Assets, net	$	18,605

NOTE 10. RELATED PARTY TRANSACTIONS

Company follows ASC 850, "Related Party Disclosures," for the identification of related parties and disclosure of related party transactions. No transactions require disclosure.

NOTE 11. COVID 19

The outbreak of Novel Coronavirus (COVID 19) continues to progress and evolve. Therefore, it is challenging now, to predict the full extent and duration of its business and economic impact. The extent and duration of such impacts remain uncertain and dependent on future developments that cannot be accurately predicted at this time, such as the transmission rate of the coronavirus and the extent and effectiveness of containment actions taken. Given the ongoing economic uncertainty, a reliable estimate of the impact cannot be made at the date of authorization of these financial statements. These developments could impact our future financial results, cash flows and financial condition however the management of the Company was hopeful that it will not significantly impact the business of the Company.

NOTE 12. GOING CONCERN

The accompanying balance sheet has been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The entity has not commenced principal operations and realized losses every year since inception and may continue to generate losses. The Company's ability to continue as a going concern in the next twelve months following the date the financial statements were available to be issued is dependent upon its ability to produce revenues and/or obtain financing sufficient to meet current and future obligations and deploy such to produce profitable operating results. Management has evaluated these conditions and plans to generate revenues and raise capital as needed to satisfy its capital needs. No assurance can be given that the Company will be successful in these efforts. These factors, among others, raise substantial doubt about the ability of the Company to continue as a going concern for a reasonable period of time. The financial statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts or the amounts and classification of liabilities

SUPPLEMENTAL INFORMATION

HARMONY TURBINES, INC
SUPPLEMENTARY SCHEDULE
GENERAL AND ADMINISTRATION EXPENSES
For the Twelve Months Ended Dec. 31, 2022

General and administrative expenses

Advertising	$	115,682
Wages and Salaries		96,908
StartEngine Fees		52,169
Supplies		33,667
WeFunder Processing Fees		13,122
Rent		12,852
Payroll Tax Expense		8,314
Legal Fees		8,120
Contract Labor		4,336
Liability Insurance		3,153
Property Insurance		3,016
Travel		2,729
Audit Fees		1,919
Professional Fees		1,574
Telephone and Internet		1,472
Workers Compensation		1,100
Service Expenses		810
depreciation		609
Other Business Expense		774
Total General and Administrative expenses	$	(362,324)

Appendix 1 – Financial Statements

Harmony Turbines, Inc.
FINANCIAL STATEMENTS
As of December 31, 2023

With Independent Auditor's Opinion

Harmony Turbines, Inc.



**FM Financial
Services**

YOUR TRUSTED FINANCIAL PARTNER.

INDEPENDENT AUDITOR'S REPORT

To
The officers of,
Harmony Turbines, Inc.

We have audited the accompanying financial statements of Harmony Turbines, Inc., which comprise the Statement of Assets & Liabilities as of December 31, 2023, and the related Statement of Operations, Statement of Changes in Equity and Statements of Cash Flows for the twelve months ended December 31, 2023, and the related notes to the financial statements.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement. An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Auditor's Conclusion

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Harmony Turbines, Inc. as of December 31, 2023, and the results of their operations and their cash flows for the twelve months ended December 31, 2023, in accordance with accounting principles generally accepted in the United States of America.

Going Concern

As discussed in Notes to the financial statements, Harmony Turbines, Inc. has suffered recurring losses from operations and has a net capital deficiency. Our opinion is not modified with respect to this matter.

Supplementary Information

Our audit was conducted for the purpose of forming an opinion on the financial statements as a whole. The accompanying supplementary information shown on page 16 is presented for purposes of additional analysis and is not a required part of the financial statements. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The information has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion, the accompanying supplementary information is fairly stated in all material respects in relation to the financial statements as a whole.

Faiza Mehmood
FM Financial services LLC
info@fmfinancialservicesllc.com
Date May 09, 2024



Harmony Turbines, Inc.

HARMONY TURBINES, INC
COMPARATIVE BALANCE SHEET
31-Dec-23

		2023 US Dollars		2022 US Dollars
ASSETS				
Current Assets				
Cash and Cash Equivalents	$	892,310	$	474,600
Inventory	$	6,626	$	16,479
prepaids and deposits	$	3,385	$	885
Total Current Assets	$	902,322	$	491,964
Non-Current Assets				
Equipment and Furniture (Net)	$	276,575	$	18,605
Total Non-Current Assets	$	276,575	$	18,605
TOTAL ASSETS	$	1,178,896	$	510,569
LIABILITIES & EQUITY				
Current Liabilities				
Accounts Payable and other Accrued Liabilities	$	332	$	1,982
Total Current Liabilities	$	332	$	1,982
Total Liabilities	$	332	$	1,982
Equity				
Common Stock -				
Issued and Outstanding (10,000,0000)				
Series Seed Preferred Stock -				
Issued and Outstanding (3,642,077)				
Additional Paid in Capital	$	2,400,440	$	1,039,446
Retained Earnings	$	(1,221,836)	$	(530,859)
Total Equity	$	1,178,604	$	508,587
TOTAL LIABILITIES & OWNER'S EQUITY	$	1,178,936	$	510,569

Accompanying footnotes are the integral part of the financial Statements

Harmony Turbines Inc
Comparative Statement of Operations
31-Dec-23

		2023 US dollars		2022 US dollars
REVENUE				
Revenue (Net)	$	21,440		
Total Revenue	$	**21,440**	$	-
Cost of Sales	$	5,805		
Gross Profit	$	**15,635**	$	-
Operational Expenses				
Sales and Marketing Expenses	$	98,156		
Administrative Expenses	$	611,135	$	362,324
Total Operational Expenses	$	**709,291**	$	**362,324**
Net Profit/(Loss) before Tax	$	(693,656)	$	(362,324)
Other Income	$	2,834	$	7,000
Net Profit and Loss	$	**(690,822)**	$	**(355,324)**
Loss per share	$	*(0.07)*	$	*(0.04)*

Accompanying footnotes are the integral part of the financial Statements

Harmony Turbines, Inc.
Statement of Changes in Equity
As of December 31, 2023

	Common Stock	preferred non-voting Reg CF	Additional Paid in Capital	Retained Earnings	Total
	Shares	**Shares**			
As of December 31, 2021	10,000,000	874,383	189,159	-175,535	13,624
				-355,324	-355,324
		436,216	849,840		
As of December 31, 2022	10,000,000	1,310,599	1,038,999	-530,859	508,140
New issuance		2,059,004	1361142		1,361,142
Net Income/(loss)				-690,822	-690,822
As of December 31, 2023	10,000,000	3,369,603	2,400,141	-1,221,681	1,178,460

Accompanying footnotes are the integral part of the financial Statements

7

Harmony Turbines, Inc.

Harmony Turbines Inc
Comparative Statement of Cash Flow
As of December 31, 2023

Cash Flow from Operating Activities		2023		2022
Net Income	$	(690,822)	$	(355,324)
Non-Cash Adjustments	$	15,934		
Change in Inventory	$	9,853	$	(4,741)
Prepaid Expenses	$	(2,500)	$	(2,026)
Change in Accrued Liabilities	$	(1,650)	$	1,945
Net Cash from Operating Activities	$	**(669,186)**	$	**(360,146)**
Cash Flow from investing Activities				
Purchase of Assets	$	(273,903)	$	(17,872)
Net Cash from investing Activities	$	**(273,903)**	$	**(17,872)**
Cash flow from Financing Activities				
Paid in Capital	$	1,360,955	$	849,964
Net Cash from Financing Activities	$	**1,360,955**	$	**849,964**
Net Cash Generated during the Period	$	**417,866**	$	**471,946**
Cash at the beginning of period	$	474,600	$	2,654
Cash at the end of Period	$	**892,310**	$	**474,600**

Accompanying footnotes are the integral part of the financial Statements

8

Harmony Turbines, Inc

NOTES TO THE FINANCIAL STATEMENTS

Nature of the Entity:

Harmony Turbines, Inc. is organized under the laws of the state of Pennsylvania. Harmony Turbines, Inc. was originally founded on August 11, 2020. Harmony Turbines, Inc. is working on creating small scale Vertical Axis Wind Turbine products and solutions for home and small business use. Harmony Turbines, Inc. is focusing production on units sized 10kW or less but would license to organizations looking to make larger units for industrial purposes. Harmony Turbines, Inc.'s patented intellectual property encompasses both its proprietary turbine blade and generator designs. Both unique production lines are being developed and manufactured by Harmony Turbines. Harmony Turbines, Inc. is working on creating the first small scale Vertical Axis Wind Turbines that finally make sense for the average homeowner which will be beautiful, low maintenance, safe and efficient. The Harmony Turbines, Inc. is a privately held Pennsylvania corporation headquartered in Lebanon, Pennsylvania.

Going concern and management's plans

The accompanying balance sheet has been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The entity has not commenced principal operations and realized losses every year since inception and may continue to generate losses. The Company's ability to continue as a going concern in the next twelve months following the date the financial statements were available to be issued is dependent upon its ability to produce revenues and/or obtain financing sufficient to meet current and future obligations and deploy such to produce profitable operating results.

Management has evaluated these conditions and plans to generate revenues and raise capital as needed to satisfy its capital needs. No assurance can be given that the Company will be successful in these efforts. These factors, among others, raise substantial doubt about the ability of the Company to continue as a going concern for a reasonable period of time.

The financial statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts or the amounts and classification of liabilities.

Risks and uncertainties

The Company has not yet generated a profit from intended operations. The Company's business and operations are sensitive to general business and economic conditions in the U.S., along with local, state, and federal governmental policy decisions. A host of factors beyond the Company's

9

control could cause fluctuations in these conditions. Adverse conditions may include recession, downturn or otherwise, government policy changes, availability of a qualified human capital, consumer trends in the transportation economy, and negative press. These adverse conditions could affect the Company's financial condition and the results of its operations.

NOTE 2 -SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES GENERAL ACCOUNTING PRACTICES –

Basis of Presentation

The company adheres to GAAP accrual accounting principles, whereby revenue is recognized upon earning and expenses are recorded upon their incurrence, regardless of the timing of cash receipts and payments.

Management actively oversees day-to-day operations and has established an internal control system to monitor the responsibilities of staff across various departments, aimed at safeguarding company assets.

Use of Estimates: The preparation of financial statements in conformity with Generally Accepted Accounting Principles (GAAP) requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenues, and expenses, as well as the disclosure of contingent assets and liabilities. Significant areas where estimation uncertainty exists include:

Depreciation and Amortization: The determination of useful lives and residual values of property, plant, and equipment (PPE), as well as intangible assets, impacts the calculation of depreciation and amortization expenses.

Allowance for Doubtful Accounts: Management's estimation of the allowance for doubtful accounts affects the reported amounts of accounts receivable and the corresponding bad debt expense.

Inventory Valuation: Estimating the net realizable value of inventory and potential obsolescence requires management judgment, impacting the valuation of inventories and cost of goods sold.

Fair Value Measurements: The fair value of financial instruments, investments, and other assets and liabilities involves significant estimation uncertainty, particularly in the absence of quoted market prices.

Income Taxes: Estimation of current and deferred income tax assets and liabilities, including uncertain tax positions, requires management to assess the probability of future taxable income and the application of tax laws and regulations.

Contingent Liabilities: Management evaluates the likelihood and potential magnitude of contingent liabilities arising from pending litigation, environmental remediation, or other uncertain events, impacting the disclosure of such matters in the financial statements.

These estimates and assumptions are inherently subjective and may differ from actual results, leading to adjustments in future periods. Management exercises judgment in determining these estimates based on historical experience, industry trends, and other relevant factors. However, actual results may vary from these estimates, and such variations could have a material impact on the financial position and operating results of the company.

As auditors, we evaluate the reasonableness of these estimates and consider their potential impact on the financial statements, providing assurance on their fairness and compliance with GAAP.

Cash and Cash Equivalents

Cash and cash equivalents include cash on hand and cash in checking, savings accounts and Money Market accounts. All unrestricted liquid short-term investments and certificates of deposit with a maturity of three months or less are considered cash equivalents. The Company maintains its cash accounts at major financial institutions that are guaranteed by the Federal Deposit Insurance Corporations ("FDIC") up to $250,000. The company does not have cash in any bank that is more than $250,000 and hence all cash is 100% FDIC secured.

Inventories

The inventory account is several purchases of merchandise that were customized for the entity with logos to sell it through website. The merchandise includes t-shirts, hats, mugs and sweatshirts.

Property and Equipment

Property and equipment are stated at cost. Normal repairs and maintenance costs are charged to earnings as incurred and additions and major improvements are capitalized. The cost of assets retired or otherwise disposed of, and the related depreciation are eliminated from the accounts in the period of disposal and the resulting gain or loss is credited or charged to earnings. Depreciation is recorded using the straight-line method, based on useful lives of the assets. Depreciation expense as of December 31, 2023, and 2022, is $15,934 and 0 respectively.

The Company reviews the carrying value of property and equipment for impairment whenever events and circumstances indicate that the carrying value of an asset may not be recoverable from the estimated future cash flows expected to result from its use and eventual disposition. In cases where undiscounted expected future cash flows are less than the carrying value, an impairment loss is recognized equal to an amount by which the carrying value exceeds the fair value of assets. The factors considered by management in performing this assessment include current operating results, trends, and prospects, the way the property is used, and the effects of obsolescence, demand, competition, and other economic factors. Based on this assessment there was no impairment as of December 31, 2023, and 2022.

Net loss per share

Net earnings or loss per share are computed by dividing net income or loss by the weighted-average number of common shares outstanding during the period, excluding shares subject to redemption or forfeiture. The Company presents basic and diluted net earnings or loss per share.

Income Taxes

The Harmony Turbines, Inc. is subject to corporate income and state income taxes in the state it does business. A deferred tax asset as a result of net operating losses (NOL) has not been recognized due to the uncertainty of future positive taxable income to utilize the NOL. Due to the recently enacted Tax Cuts and Jobs Act, any NOLs will be limited to 80% of taxable income generated in future years.

Total Net operating loss as of December 31, 2023, and December 31, 2022, is $1,221,836 and 530,859.

Concentration of Credit Risk

The Company maintains its cash with a major financial institution located in the United States of America which it believes to be creditworthy. Balances are insured by the Federal Deposit Insurance Corporation up to $250,000. As of December 31, 2023, and December 31, 2022, entity's cash balance in any bank account was not more than FDIC insured limit of $250,000.

Revenues

ASC Topic 606, "Revenue from Contracts with Customers" establishes principles for reporting information about the nature, amount, timing, and uncertainty of revenue and cash flows arising from the entity's contracts to provide goods or services to customers.

Revenues are recognized when control of the promised goods or services are transferred to a customer, in an amount that reflects the consideration that the Company expects to receive in exchange for those goods or services. The Company applies the following five steps to determine the appropriate amount of revenue to be recognized as it fulfills its obligations under each of its agreements:

1) Identify the contract with a customer

2) Identify the performance obligations in the contract

3) Determine the transaction price

4) Allocate the transaction price to performance obligations in the contract

5) Recognize revenue as the performance obligation is satisfied.

As of December 31, 2023, and December 31, 2022, the Company didn't generate any revenue from the main line of business.

Advertising and Promotion

12

Advertising and promotional costs are expensed as incurred. Advertising and promotional expenses for the years ended December 31, 2023, and December 31, 2022, are $98,156 and $115,682, respectively which is included in sales and marketing expenses.

Fair Value of Financial Instruments

The carrying value of the Company's financial instruments included in current assets, and current liabilities (such as cash and cash equivalents, restricted cash and cash equivalents, accounts receivable, accounts payable, and accrued expenses approximate fair value due to the short-term nature of such instruments).

The inputs used to measure fair value are based on a hierarchy that prioritizes observable and unobservable inputs used in valuation techniques. These levels, in order of highest to lowest priority, are described below:

Level 1—Quoted prices (unadjusted) in active markets that are accessible at the measurement date for identical assets or liabilities.

Level 2—Observable prices that are based on inputs not quoted on active markets but corroborated by market data.

Level 3—Unobservable inputs reflecting the Company's assumptions, consistent with reasonably available assumptions made by other market participants. These valuations require significant judgment.

COVID-19

The outbreak of Novel Coronavirus (COVID 19) continues to progress and evolve. Therefore, it is challenging now, to predict the full extent and duration of its business and economic impact. The extent and duration of such impacts remain uncertain and dependent on future developments that cannot be accurately predicted at this time, such as the transmission rate of the coronavirus and the extent and effectiveness of containment actions taken. Given the ongoing economic uncertainty, a reliable estimate of the impact cannot be made at the date of authorization of these financial statements. These developments could impact our future financial results, cash flows and financial condition however the management of the Company was hopeful that it will not significantly impact the business of the Company.

Recently Issued and Adopted Accounting Pronouncements

FASB issued ASU No. 2019-02, leases, that requires organizations that lease assets, referred to as "lessees", to recognize on the balance sheet the assets and liabilities for the rights and obligations created by those leases with lease terms of more than twelve months. ASU 2019-02 will also require disclosures to help investors and other financial statement users better understand the amount, timing, and uncertainty of cash flows arising from leases and will include qualitative and quantitative requirements. The new standard is effective for fiscal years beginning after December 15, 2021, and early application is permitted. We are currently evaluating the effect that the updated standard will have on financial statements and related disclosures.

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a few ASUs to date, including those above, that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact on our financial statements.

Property and Equipment

Property and Equipment consist of Furniture and Fixture, Machinery and Equipment, vehicle and leasehold improvements. As of December 31, 2023, cost and depreciation is below:

Furniture and Fixtures	$	5,458
Machinery and Equipment	$	129,614
Vehicles	$	15,150
Leasehold Improvements	$	142,287
Less		
Accumulated Depreciation	$	(15,934)
Non-Current Assets (Net)	$	276,575

Property, plant and equipment are stated at cost, if purchased or fair value on date of contribution. Depreciation and amortization are computed on a straight-line basis over the estimated useful life of the asset. Capitalization costs incurred in connection with ongoing capital projects are recorded as systems and construction in progress. These costs will be reclassified into categories and depreciated once placed in service. Expenditures for normal maintenance and repairs are charged to expense. The estimated useful lives by asset class are as follows:

	Years
Buildings	25-50
Buildings improvements	10
Vehicles	5
Furniture and office equipment	5
Software and computer equipment	3-5

Related Party Transactions

Company follows ASC 850, "Related Party Disclosures," for the identification of related parties and disclosure of related party transactions. No transactions require disclosure.

Capitalization and Equity Transactions

As of December 31, 2023, Total Common stock issued and outstanding is 10,000,000.

Preferred stock

As of December 31, 2023, Total Preferred stock issued and outstanding is 3,369,603.

Equity Offerings

The entity has raised approximately $2.4 Million from various investors through Preferred non - voting Reg CF Offering.

Contingencies

The Company's operations are subject to a variety of local and state regulations. Failure to comply with one or more of those regulations could result in fines, restrictions on its operations, or losses of permits that could result in the Company ceasing operations.

Litigation and Claims

From time to time, the Company may be involved in litigation relating to claims arising out of operations in the normal course of business. As of December 31, 2023, the company was not aware of any pending or threatened lawsuits that could reasonably be expected to have a material effect on the results of the Company's operations.

Going Concern

The accompanying balance sheet has been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The entity has not commenced principal operations and realized losses every year since inception and may continue to generate losses. The Company's ability to continue as a going concern in the next twelve months following the date the financial statements were available to be issued is dependent upon its ability to produce revenues and/or obtain financing sufficient to meet current and future obligations and deploy such to produce profitable operating results. Management has evaluated these conditions and plans to generate revenues and raise capital as needed to satisfy its capital needs. No assurance can be given that the Company will be successful in these efforts. These factors, among others, raise substantial doubt about the ability of the Company to continue as a going concern for a reasonable period of time. The financial statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts or the amounts and classification of liabilities..

Subsequent Events

The Company considers events or transactions that occur after the balance sheet date, but prior to the issuance of the financial statements to provide additional evidence relative to certain estimates or to identify matters that require additional disclosure. Subsequent events have been evaluated through May 06, 2024, which is the date the financial statements were issued.

Harmony Turbines, Inc.

Harmony Turbines, Inc.
Supplementary Schedule
General and Administrative Expenses
As of December 31, 2023

Software	$	1,506
Workers Compensation	$	2,201
Advertising	$	98,156
Promotional Gifts	$	1,549
Bank Service Charges	$	38
StartEngine Fees	$	107,812
Merchant Fees	$	177
Accounting Fees	$	872
Equipment: Safety	$	282
Recruiting Expenses	$	106
Professional Fees	$	75
Patent Expenses	$	400
Meals: Staff	$	1,027
Meals: Clients	$	288
Product Discounts	$	28
Postage and Delivery	$	3,297
Moving	$	6,739
Shipping: Online Store	$	259
Business License and Fees	$	495
Grant Writing	$	2,723
Liability Insurance	$	3,699
Property Insurance	$	3,045
Legal Fees	$	1,936
Uniforms	$	475
Building: Utilities	$	4,718
Automobile: Fuel & Oil	$	1,437
Supplies: Office	$	3,870
Supplies: Computer	$	2,035
Equipment: Small Shop Appliances	$	4,117
Small Furniture Expense	$	4,673
Equipment: Small Computer	$	495
Supplies: Shop	$	25,529
Building: Repairs and Maintenance	$	3,548
Supplies: Machine Tooling	$	11,740
Research & Development	$	15,505
Building: Rent	$	25,428
Lease Expense	$	159
Equipment: Repairs and Maintenance	$	1,690
Equipment: Fuel	$	154
Wages and Salaries	$	298,504
Payroll Tax Expense	$	23,746
Training and Conferences	$	1,000
Telephone and Internet	$	3,226
Travel & Mileage	$	226
Depreciation	$	15,934
Employee Benefits	$	24,373

16

EXHIBIT C TO FORM C

PROFILE SCREENSHOTS

[See attached]

Add to Watchlist Log In

GET A PIECE OF HARMONY TURBINES

Changing Everything About Wind Turbines

At Harmony Turbines, we are working to develop leading-edge residential and small-scale wind turbine systems that stand out in the crowd. A superior wind turbine that we aim to have work in nearly all wind conditions.

Get Equity

This Reg CF offering is made available through StartEngine Capital, LLC. This investment is speculative, illiquid, and involves a high degree of risk, including the possible loss of your entire investment.



HARMONY TURBINES
Redefining Wind Turbines
*The above features an image of a prototype.

$50,912.73 Raised

OVERVIEW ABOUT TERMS UPDATES REWARDS DISCUSSION INV

REASONS TO INVEST

 With the focus on convenience, ease of use, features and cost - we believe that Harmony Turbines has what it takes to become the next global standard in residential and small-scale wind power generation.

 Entering an existing but underdeveloped space, our goal is to be one of the first to bring wide-scale use of residential and small-scale wind turbines to an estimated $3.46 Billion market.*

 With increased world awareness of fuel usage & failing power infrastructure, additional alternative energy sources are crucial. Reliable small-scale wind and solar solutions will be key to this movement worldwide.

*The Company estimated the market based on internal analysis of the total addressable residential, marine, and recreational vehicles market. Please see more details on our offering page.

Get Equity
$1.50 Per Share

PREVIOUSLY CROWDFUNDED ⓘ
$2,338,571.54

RAISED ⓘ
$50,912.73

INVESTORS
50

MIN INVEST ⓘ
$199.50

VALUATION
$20.06M

 **Most Momentum**
Top 15 in amount raised last 72 hours

What does this badge mean? **See here**

TEAM




Christopher Moore • CEO & President

Entrepreneur, inventor, & tinkerer, Chris has worked as a programmer for nearly 30 years and on the side has been working with clean energy technologies for 26+ years, working with gravity engines, hydroxy, pulse motors, and electromagnetic technologies. Chris's ...

Read More



Cheryl Moore • COO, Secretary & Treasurer

Cheryl has amassed over 25 years of office, human resources, information technology, and analytics experience. She has a MS in Information Systems and a BS in Human Resources. She has previously run two other businesses where she gained legal, tax, a...

Read More





Nate Mueller • Design Engineer

Nate is a design engineer who brings with him 12 years of experience in product development for industrial manufacturing companies. Nate has brought several products to market and has experience leading projects through a variety of phases including: ...

Read More



[Show More]

THE PITCH

Small-Scale Wind Turbine Systems That Make Sense

At Harmony Turbines, it's no coincidence that we take inspiration from the Yin and Yang symbol when it comes to our wind turbine technology. That's because we are founded on the concept of working in a balance with nature - not against it. With the focus on convenience, ease of use, features, and cost, our goal is to become the next global standard in residential and small-scale wind power generation. Due to our advanced furling system, we feel our units will not only withstand a greater range of forces from nature, producing full power during high wind events, but that they will do it in style, being beautiful, silent in operation, and posing no danger to people or wildlife.


*The above features an image of a prototype.

With our intuitive and affordable technology, Harmony Turbines is here to redevelop small-scale wind turbines from the ground up. We are currently in the prototyping stage of development.

THE PROBLEM & OUR SOLUTION

Making Wind Power Accessible To Everyone

We see ourselves as the "smartphone" of small-scale and residential wind turbines in an age where everyone else is still in the suitcase and bag-phone era, severely outdated!

The Problem with Small Wind Turbines

Small wind turbines have yet to become widespread due to several key challenges:

   

Prohibitively Expensive

Low Return on Investment

Unattractive and Noisy

Regulatory Hurdles

Current residential wind turbines tend to be incredibly expensive, unsightly, noisy, and prone to destruction in severe weather. Not only do we think Harmony Turbines will be a more affordable, quieter, and sleeker solution, but our new furling technology will protect our units in high winds that shut down or destroy competing technologies.



HARMONY TURBINES

Optimized for Performance

Harmony Turbines are designed to deliver exceptional performance through innovative technology

- Incredibly Quiet
- High Efficiency
- Built for Endurance
- Wider Power Output Range
- Patented Harmony VAWT Furling Technology

*The above features an image of a prototype.

We are developing what we believe to be superior wind turbine products that can work in nearly all wind conditions.

What makes us unique is our patented furling system protecting our turbines while producing full power through high winds and our variable air-gap axial flux generator design, which should allow wind turbines to self-start at very low wind speeds, while still producing high power output during normal operation.

THE MARKET & OUR TRACTION

Addressing an Estimated $3.46 Billion Market


$3.46 Billion
Estimated Total Addressable Market (TAM) in the U.S.
$1.70 Billion
$1.50 Billion
$275 Million
Residential
Potential market based on a 3% adoption rate among 22.6M homes
Marine
Potential market based on a 5% adoption rate among 11.8M registered boats
Rec. Vehicles
Potential market based on a 1% adoption rate among 11M registered RV

Through our revolutionary turbine technology, we aim to set a new standard in these markets. So far, we feel we are well on our way to bringing about that disruption.

Our Traction

$2.3 Million +

Raised through successful crowdfunding campaigns

2 Patents

Granted for generator and furling technologies

Relationships

 





Recent Growth

with larger location and more team members

We raised over $2.3 million in crowdfunding.

With two granted patents, we are finalizing our early production designs.

We are collaborating with Penn State University, Bucknell University, and Northumbria University for data and analytics reports, by incorporating wind tunnel and water tank testing, computational fluid dynamics (CFO) testing, as well as real-world testing.

We are working with representatives from LLNL (Lawrence Livermore National Laboratory) to find government funded grant studies that would be in-line with our technology base.

We've moved Harmony Turbines Headquarters to a larger location, more suitable for low-volume production, and outfitted it with equipment that enables us to make most of our own parts and rapidly improve or iterate those parts as needed. We've also grown our team to support the future needs of the business.

The Power to Change the World

With better battery and storage tech being developed, a new era of decentralized power generation is likely to emerge around the world. We believe reliable small-scale wind and solar solutions will be key to this movement, so our timing to introduce Harmony Turbines to the market couldn't be better.

We believe there are two main ways our products will disrupt the wind turbine industry.

1. Our variable air-gap axial flux generator design should allow wind turbines to self-start at very low wind speeds while still producing high power output during normal operation.
2. Our furling technology is designed to handle high wind situations, allowing our turbines to work even when others are forced to shut down.

Harmony Turbines is planning to incorporate unique features into our products that offer more power and better reliability - giving a potentially better ROI (Return on Investment) over a wider range of wind speeds. Now is the time to invest in sustainable technology making a difference in our society and helping our planet.



Why wait for change when you can BE the change?

Join us as we build a sustainable future and help us build a cleaner, more resilient energy grid

ABOUT

HEADQUARTERS
201 N 5th Avenue, Building 6
Lebanon, PA 17046

WEBSITE
View Site ↗

At Harmony Turbines, we are working to develop leading-edge residential and small-scale wind turbine systems that stand out in the crowd. A superior wind turbine that we aim to have work in nearly all wind conditions.

TERMS

Harmony Turbines

Overview

PRICE PER SHARE
$1.50

VALUATION
$20.06M

DEADLINE ⓘ
Oct. 31, 2024 at 6:59 AM UTC

FUNDING GOAL ⓘ
$15k - $2.5M

Breakdown

MIN INVESTMENT ⓘ
$199.50

OFFERING TYPE
Equity

MAX INVESTMENT ⓘ
$2,499,999

ASSET TYPE
Preferred Stock

MIN NUMBER OF SHARES OFFERED
10,000

SHARES OFFERED
Preferred Stock

MAX NUMBER OF SHARES OFFERED
1,666,666

Maximum Number of Shares Offered subject to adjustment for bonus shares

SEC Recent Filing	→
Offering Circular	→
Offering Memorandum	→
Financials	⌄
Risks	⌄

Maximum number of shares offered subject to adjustment for bonus shares. See Bonus info below.

Investment Incentives and Bonuses*

Time-Based Perks

Early Bird 1: Invest $20,000+ within the first week | 12% bonus shares

Early Bird 2: Invest within the first 2 weeks | 5% bonus shares

Early Bird 3: Invest within the first 3 weeks | 3% bonus shares

Mid-Campaign Perks (Flash Perks)

Flash Perk 1: Invest $5,000+ between [day 35 - 40] and receive additional +2% bonus shares

Flash Perk 2: Invest $5,000+ between [day 60 - 65] and receive additional +2% bonus shares

Amount-Based Perks

Tier 1 Perk: Invest $1,000+ and receive 2% bonus shares

Tier 2 Perk: Invest $2,500+ and receive 4% bonus shares

Tier 3 Perk: Invest $5,000+ and receive [recognition in a youtube update video] + 6% bonus shares

Tier 4 Perk: Invest $10,000+ and receive [recognition in a youtube update video and have a tree planted in your name] + 8% bonus shares

Tier 5 Perk: Invest $20,000+ and receive [recognition in a youtube update video, have a tree planted in your name and receive a special edition laser engraved keychain] + 10% bonus shares

Tier 6 Perk: Invest $100,000+ and receive [recognition in a youtube update video, have a tree planted in your name, receive a special edition laser engraved keychain and enjoy a 30-minute zoom call with the founders] + 10% bonus shares

Loyalty Bonus

As you are a previous investor in Harmony Turbines, you are eligible for additional bonus shares. (3%)"

Perks will be fulfilled after the close of the campaign

In order to receive perks from an investment, one must submit a single investment in the same offering that meets the minimum perk requirement. Bonus shares from perks will not be granted if an investor submits multiple investments that, when combined, meet the perk requirement. All perks occur when the offering is completed.

Crowdfunding investments made through a self-directed IRA cannot receive non-bonus share perks due to tax laws. The Internal Revenue Service (IRS) prohibits self-dealing transactions in which the investor receives an immediate, personal financial gain on investments owned by their retirement account. As a result, an investor must refuse those non-bonus share perks because they would be receiving a benefit from their IRA account.

The 10% StartEngine Venture Club Bonus

Harmony Turbines Inc. will offer 10% additional bonus shares for all investments that are committed by investors that are eligible for the StartEngine Venture Club. This means eligible StartEngine shareholders will receive a 10% bonus for any shares they purchase in this offering. For example, if you buy 100 shares of Preferred Stock at $1.50 / share, you will receive 110 shares of Preferred Stock, meaning you'll own 110 shares for $150.00. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share. This 10% Bonus is only valid during the investor's eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are canceled or fail. Investors will receive the highest single bonus they are eligible for among the bonuses based on the amount invested and the time of offering elapsed (if any). Eligible investors will also receive the Venture Club bonus and the Loyalty Bonus in addition to the aforementioned bonus.

Irregular Use of Proceeds
The Company might incur Irregular Use of Proceeds that may include but are not limited to the following over $10,000: Vendor payments and salary made to one's self, a friend or relative.

ALL UPDATES

08.06.24

Sneak Peak into Updates to Our Frame Kit

Hello Harmony Community! We've recently made some design changes to our frame kit that will allow for easier machining of the parts and assembly of the unit. Compared to our Mk II frame design, this Mk III design is a breeze; the pieces fit together beautifully and it was easy enough that one person (Nate) ended up assembling it all on his own when he needed a break from his CAD work! Thanks Nate!



This represents a great improvement in the ease of assembling our units... Hurray for progress!

Please stay tuned for our full August update video where we discuss generator testing, plans for ALPHA and BETA testing, AND you get to listen to Jeremy & Nate discussing the frame kit.



For more information about us and our turbines, please visit our website or watch our videos (we have a playlist of 150+ videos!)

We're **currently accepting investments** and have some pretty cool perks, so if you haven't done so already, we hope you'll consider investing in Harmony Turbines!

Thank you for your continued support and for following our journey. Until next time...
~The Harmony Community

08.02.24

We're raising again with StartEngine!

Hi all, we have very exciting news. **We just opened another raise, here with StartEngine, and it is LIVE now!**

We invite you to check it out here, as there are a number of really cool new perks and bonuses you could get if you invest. AND, if you previously invested in Harmony Turbines and you choose to invest again, you get some additional bonuses.

So with all that said, we invite you to visit out our new raise page here: (https://www.startengine.com/offering/harmony-turbines) as well as our campaign ad (https://youtu.be/PpaPk-ow13o), and consider whether you want to be a part of the change that Harmony Turbines hopes to bring to our planet.

Why wait for change, when you can BE the change? We hope you'll consider investing in Harmony Turbines today!



Thank you for your support and encouragement!

~The Harmony Turbines Team

This investment is speculative, illiquid, and involves a high degree of risk, including the possible loss of your entire investment.

REWARDS

Multiple investments in an offering cannot be combined to qualify for a larger campaign perk. Get rewarded for investing more into Harmony Turbines.

10%   **Stack Venture Club & Rewards!**
Members get an extra 10% shares in addition to rewards below!

Venture Club

Venture Club Members earn 10% bonus shares on top of this and all eligible investments for an entire year. Not a member? Sign up at checkout ($275/year).

$199

Early Bird 2

Invest within the first 2 weeks | 5% bonus shares

07	00	46	14
Days	Hours	Minutes	Seconds

Select

$199

Early Bird 3

Invest within the first 3 weeks | 3% bonus shares

14	00	46	14
Days	Hours	Minutes	Seconds

Select

$1,000

Tier 1 Perk

Invest $1,000+ and receive 2% bonus shares

Select

$2,500

Tier 2 Perk

Invest $2,500+ and receive 4% bonus shares

Select

$5,000

Tier 3 Perk

Invest $5,000+ and receive recognition in a YouTube update video + 6% bonus shares

Select

$10,000

Tier 4 Perk

Invest $10,000+ and receive recognition in a YouTube update video and have a tree planted in your name + 8% bonus shares

Select

$20,000

Early Bird 1

Invest $20,000+ within the first week | 12% bonus shares

00	00	46	14
Days	Hours	Minutes	Seconds

Select

$20,000

Tier 5 Perk

Invest $20,000+ and receive recognition in a YouTube update video, have a tree planted in your name and receive a special edition laser engraved keychain + 10% bonus shares

Select

$100,000

Tier 6 Perk

Invest $100,000+ and receive recognition in a YouTube update video, have a tree planted in your name, receive a special edition laser engraved keychain and enjoy a 30-minute zoom call with the founders + 10% bonus shares

Select

JOIN THE DISCUSSION



What's on your mind?

0/2500

Post



Andru Blonquist
2 days ago

Initially, you talked about a specific type of "in-house" generator that you would develop that would allow ...

Show more

 1    0



Christopher Moore
2 days ago

We speak about this in our April as well as our May updates
https://youtu.be/sAgcBVQoTQg?...

Show more

 0

Derek Ostrovski
2 days ago

Q. the first BETA test locations... will these be commercial locations or are you considering using ...

Show more

💬 1    0

Christopher Moore
2 days ago

The first BETA locations will likely be close to our headquarters so that we can address any needs or issues ...

Show more

 0

Ranadheer Reddy
5 days ago

When do you plan to start selling your product?

💬 2    0

Christopher Moore
5 days ago

There are quite a few variables that go into answering this question. Right now we're actively testing various "3rd ...

Show more

 0

View 1 more reply

Show More Comments

HOW INVESTING WORKS

Cancel anytime before 48 hours before a rolling close or the offering end date.



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EXHIBIT D TO FORM C

VIDEO TRANSCRIPT

<u>Campaign Video</u>

Change, change, change is coming. A new wind turbine that uses the power of furling to keep producing power in high winds when other wind turbines must stop to protect themselves from damage.

Harmony turbines is revolutionizing how the world thinks about harvesting the wind. Our goal is to make wind turbines accessible, effective, and attractive to people around the world.

Our initial design is a small one intended for residential use. However, we are planning for a variety of sizes, smaller ones for boating and recreational use and larger ones for industrial settings.

We believe our innovation will be vital in decentralizing power and also in bringing power to developing countries where electricity is scarce or even unavailable.

The possible applications of Harmony's design are widespread, as in addition to generating electricity, the turbines could also be used for pumping, purifying, or desalinating water, as well as for condensing water from the air to provide this life saving gift where it's needed most.

If we get this right, the global impact could be tremendous. We're now accepting investments as part of an equity fundraising campaign. The funds we raise will help us continue the research, development, and testing of our products and will help us reach the production stage more rapidly.

Small steps lead to big changes, so please consider investing in harmony turbines.

Why wait for change when you can be the change? Harmony turbines we now have the power to change the world.

STARTENGINE SUBSCRIPTION PROCESS (Exhibit E)

Platform Compensation

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Information Regarding Length of Time of Offering

- Investment Cancellations: Investors will have up to 48 hours prior to the end of the offering period to change their minds and cancel their investment commitments for any reason. Once within 48 hours of ending, investors will not be able to cancel for any reason, even if they make a commitment during this period.

- Material Changes: Material changes to an offering include but are not limited to: A change in minimum offering amount, change in security price, change in management, material change to financial information, etc. If an issuer makes a material change to the offering terms or other information disclosed, including a change to the offering deadline, investors will be given five business days to reconfirm their investment commitment. If investors do not reconfirm, their investment will be canceled and the funds will be returned.

Hitting The Target Goal Early & Oversubscriptions

- StartEngine Capital will notify investors by email when the target offering amount has hit 25%, 50%, and 100% of the funding goal. If the issuer hits its goal early, the issuer can create a new target deadline at least 5 business days out. Investors will be notified of the new target deadline via email and will then have the opportunity to cancel up to 48 hours before the new deadline.

- Oversubscriptions: We require all issuers to accept oversubscriptions. This may not be possible if: 1) it vaults an issuer into a different category for financial statement requirements (and they do not have the requisite financial statements); or 2) they reach $5M in investments. In the event of an oversubscription, shares will be allocated at the discretion of the issuer, with priority given to StartEngine Owners Bonus members.

- If the sum of the investment commitments does not equal or exceed the target offering amount at the offering deadline, no securities will be sold in the offering, investment commitments will be canceled and committed funds will be returned.

- If a StartEngine issuer reaches its target offering amount prior to the deadline, it may conduct an initial closing of the offering early if they provide notice of the new offering deadline at least five business days prior to the new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment). StartEngine will notify investors when the issuer meets its target offering amount. Thereafter, the issuer may conduct additional closings until the offering deadline.

Minimum and Maximum Investment Amounts

- In order to invest, commit to an investment or communicate on our platform, users must open an account on StartEngine Capital and provide certain personal and non-personal information including information related to income, net worth, and other investments.

- Investor Limitations: There are no investment limits for investing in crowdfunding offerings for accredited investors. Non-accredited investors are limited in how much they can invest in all crowdfunding offerings during any 12-month period. The limitation on how much they can invest depends on their net worth (excluding the value of their primary residence) and annual income. If either their annual income or net worth is less than $124,000, then during any 12-month period, they can invest either $2,500 or 5% of their annual income or net worth, whichever is greater. If both their annual income and net worth are equal to or more than $124,000, then during any 12-month period, they can invest up to 10% of annual income or net worth, whichever is greater, but their investments cannot exceed $124,000.

EXHIBIT F TO FORM C

ADDITIONAL CORPORATE DOCUMENTS

[See attached]



Entity# : 7105961
Date Filed : 08/11/2020
Effective Date : 08/12/2020
Pennsylvania Department of State

PENNSYLVANIA DEPARTMENT OF STATE
BUREAU OF CORPORATIONS AND CHARITABLE ORGANIZATIONS

☐ **Return document by mail to:**

Christopher Moore
Name
137 W Patrick Rd,
Address
Hershey PA 17033
City State Zip Code

☐ Return document by email to: ____________

Articles of Incorporation-For Profit
DSCB: 15-1306/2102/2303/2702/2903/3101/3303/7102
(rev.2/2017)

01236

Read all instructions prior to completing. This form may be submitted online at https://www.corporations.pa.gov/.

Fee: $0.00 [X] I qualify for a veteran/reservist-owned small business fee exemption (see instructions)

Check only one:

- [X] **Business-stock (§ 1306)**
- ☐ **Business-nonstock (§ 2102)**
- ☐ **Business-statutory close (§ 2303)**
- ☐ **Cooperative (§ 7102)**
- ☐ **Management (§ 2703)**
- ☐ **Professional (§ 2903)**
- ☐ **Insurance (§ 3101)**
- ☐ **Benefit (§ 3303)**

In compliance with the requirements of the applicable provisions (relating to corporations and unincorporated associations), the undersigned, desiring to incorporate a corporation for profit, hereby states that:

1. The name of the corporation (corporate designator required, i.e., "corporation," "incorporated," "limited," "company," or any abbreviation thereof. "Professional corporation" or "P.C." permitted for professional corporations):

Harmony Turbines Inc

2. Complete part (a) or (b) – not both:

(a) The address of this corporation's proposed registered office in this Commonwealth is: (post office box alone is not acceptable)

Number and Street	City	State	Zip	County
1200 E Main Street, Suite 2 #119	Palmyra	PA	17078	Lebanon

(b) The name of this corporation's commercial registered office provider and the county of venue is:

c/o:
Name of Commercial Registered Office Provider County

3. The corporation is incorporated under the provisions of the Business Corporation Law of 1988.

4. Check and complete one:

☐ **The corporation is organized on a nonstock basis.**

[X] **The corporation is organized on a stock share basis and the aggregate number of shares authorized is:** 10000000

PENN File: August 11, 2020

5. **The name and address, including number and street, if any, of each incorporator (all incorporators must sign below):**

Name	Address
Christopher T Moore	137 W Patrick Rd , Hershey , Lebanon , PA , United States , 17033

6. **The specified effective date, if any is:**   08/12/2020 3:08 PM   .

    month/day/year   hour, if any

7. **Additional provisions of the articles, if any, attach an 8½ by 11 sheet.**

8. *Statutory close corporation only:* **Neither the corporation nor any shareholder shall make an offering of any of its shares of any class that would constitute a "public offering" within the meaning of the Securities Act of 1933 (15 U.S.C. § 77a et seq.)**

9. *For Cooperative Corporation Only.*
Check and complete one:

    The corporation is a cooperative corporation and the common bond of membership among its members is:

    _____

    The corporation is a cooperative corporation and the common bond of membership among its shareholders is:

    _____

10. *Benefit corporations only:* **This corporation shall have the purpose of creating general public benefit.**

    Strike out if inapplicable: This corporation shall have the purpose of creating the enumerated specific public benefit(s):

IN TESTIMONY WHEREOF, the incorporator(s) has/have signed these Articles of Incorporation this 11 day of August , 2020 .

Christopher T Moore
Signature



PENNSYLVANIA DEPARTMENT OF STATE
BUREAU OF CORPORATIONS AND CHARITABLE ORGANIZATIONS

Consent to Appropriation of Name DSCB:19-17.2 (rev. 7/2015	19172

Pursuant to 19 Pa. Code § 17.2 (relating to appropriation of the name of a senior corporation), the undersigned association, desiring to consent to the appropriation of its name by another association, hereby certifies that:

1. The name of the association executing this Consent to Appropriation of Name is:

Harmony Turbines LLC

2. The (a) address of the consenting association's current registered office in this Commonwealth or (b) name of its commercial registered office provider and the county of venue is:

Complete part (a) ***OR*** *(b) – not both:*

(a) 1200 E Main Street, Suite 2 #119 — Palmyra — PA — 17078 — Lebanon

Number and street — City — State — Zip — County

OR

(b) c/o: ____________________

Name of Commercial Registered Office Provider — County

3. The date of incorporation or other organization of the consenting association is: 07/15/2020

4. The association(s) entitled to the benefit of this Consent to Appropriation of Name is(are):

Harmony Turbines Inc

5. The consenting association is (check only one):

- ☐ About to change its name
- ☑ About to cease to do business
- ☐ Being wound up
- ☐ A foreign association about to withdraw from doing business in the Commonwealth

IN TESTIMONY WHEREOF, the undersigned association has caused this Consent to Appropriation of Name be signed by a duly authorized officer thereof this 11 day of August, 2020.

Christopher T. Moore

Signature

CEO

Title

| Entity# : 7105961 |
| Date Filed : 07/09/2021 |
| Pennsylvania Department of State |

PENNSYLVANIA DEPARTMENT OF STATE
BUREAU OF CORPORATIONS AND CHARITABLE ORGANIZATIONS

☐ **Return document by mail to:**

Katie Koehle, Paralegal - Barley Snyder LLP

Name
126 East King Street

Address
| Lancaster | PA | 17602 |
| City | State | Zip Code |

☑ **Return document by email to:** kkoehle@barley.com

Articles of Amendment
Domestic Corporation

TFA210716XX0487

Read all instructions prior to completing. This form may be submitted online at https://www.corporations.pa.gov/.

Fee: $70

Check one: ☑ Business Corporation (§ 1915)   ☐ Nonprofit Corporation (§ 5915)

In compliance with the requirements of the applicable provisions (relating to articles of amendment), the undersigned, desiring to amend its articles, hereby states that:

1. The name of the corporation is:

Harmony Turbines Inc

2. The (a) address of this corporation's current registered office in this Commonwealth or (b) name of its commercial registered office provider and the county of venue is:
   (Complete only (a) or (b), not both)

| (a) Number and Street | City | State | Zip | County |
| 1200 E Main Street, Suite 2 #119 | Palmyra | PA | 17078 | Lebanon |

   (b) Name of Commercial Registered Office Provider   County

   c/o:

3. The statute by or under which it was incorporated: PA Business Corporation Law

4. The date of its incorporation: 08/12/2020
                                   (MM/DD/YYYY)

5. *Check, and if appropriate complete, one of the following:*

   ✔ The amendment shall be effective upon filing these Articles of Amendment in the Department of State.

   ____ The amendment shall be effective on: _____ at _____
                                              Date (MM/DD/YYYY)   Hour (if any)

PA DEPT. OF STATE

JUL 0 9 2021

DSCB:15-1915/5915–2

---

6. *Check one of the following:*

_____ The amendment was adopted by the shareholders or members pursuant to 15 Pa.C.S. § 1914(a) and (b) or § 5914(a).

__✓__ The amendment was adopted by the board of directors pursuant to 15 Pa. C.S. § 1914(c) or § 5914(b).

---

7. *Check, and if appropriate complete, one of the following:*

_____ The amendment adopted by the corporation, set forth in full, is as follows

_____

_____

__✓__ The amendment adopted by the corporation is set forth in full in Exhibit A attached hereto and made a part hereof.

---

8. *Check if the amendment restates the Articles:*

_____ The restated Articles of Incorporation supersede the original articles and all amendments thereto.

IN TESTIMONY WHEREOF, the undersigned corporation has caused these Articles of Amendment to be signed by a duly authorized officer thereof this

__9__ day of __July_____, __2021____.

Harmony Turbines Inc
_____
Name of Corporation

Christopher T. Moore, President
_____
Signature

Christopher T. Moore, President and CEO
_____
Title

EXHIBIT A
to
Articles of Amendment of
HARMONY TURBINES, INC.

Article 1 shall be amended as follows:

1.   The name of the corporation shall be: **Harmony Turbines, Inc.**

Article 2 shall be amended as follows:

2.   The address of the corporation's proposed registered office in this Commonwealth shall be: **120 North 25ᵗʰ Street, Suite 200, Lebanon, PA 17042, Lebanon County**

Article 4 shall be amended as follows:

4.   The aggregate number of shares that the Corporation shall have authority to issue is authorized is Nineteen Million (19,000,000) shares of Common Stock, no par value, and Ten Million (10,000,000) shares of Preferred Stock, no par value. The preferences, qualifications, limitations, restrictions and the special and relative rights granted to, or imposed upon the shares of each class of stock are as follows:

i.   <u>Common Stock</u>: The holders of the Common Stock shall have and possess exclusively all voting rights of any kind or nature, which shall include the exclusive voting rights for the election of directors and for each and every other corporate matter, except as otherwise may be required by law.

ii.   <u>Preferred Stock</u>: The Preferred Stock shall be non-voting stock. The holders of the Preferred Stock shall have no voting rights of any kind or nature, including without limitation, voting rights for the election of directors and for each and every other corporate matter, except as otherwise may be required by law. The Board of Directors shall have authority, to the full extent now or hereafter permitted by law, from time to time to issue Preferred Stock as a class without series or in one or more series and to fix by resolution the rights, designation, preferences, qualifications, limitations, restrictions, privileges, options, redemption rights, conversion rights, and other special or relative rights of such class or any series thereof, as the Board of Directors shall determine.

Article 8 shall be removed in its entirety.

Article 10 shall be amended to remove the following text contained in such Article: "This corporation shall have the purpose of creating a general public benefit." In addition the remainder of Article 10 shall be modified by striking out all remaining text under such Article.

Exhibit G to Form C

Test The Waters Materials



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INVESTMENTS (COMING SOON!)

As of July 16, 2024, some of you may have landed on this page by trying to reach our investment page with Andes Capital. Due to some unforeseen technology challenges with their raise platform, we decided to cancel the Andes Capital fundraising campaign.

However, we **ARE** working on opening a crowdfunding campaign very soon with StartEngine, a platform we've used before. Please stay tuned by subscribing to our newsletter below, or use our contact form to email us, and we'll contact you when the raise is open.

NO MONEY OR OTHER CONSIDERATION IS BEING SOLICITED, AND IF SENT IN RESPONSE, WILL NOT BE ACCEPTED. NO OFFER TO BUY THE SECURITIES CAN BE ACCEPTED AND NO PART OF THE PURCHASE PRICE CAN BE RECEIVED UNTIL THE OFFERING STATEMENT IS FILED AND ONLY THROUGH AN INTERMEDIARY'S PLATFORM. AN INDICATION OF INTEREST INVOLVES NO OBLIGATION OR COMMITMENT OF ANY KIND.

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